SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Full year results




PRUDENTIAL PLC FULL-YEAR 2004 RESULTS

Strong delivery across all of our businesses

* Record new business achieved profits of GBP688 million, up 23 per cent on
  2003

* Strong growth in achieved profit basis operating profit, up 39 per cent on 2003 to GBP1.12 billion*

* Modified statutory basis profit of GBP603 million, up 49 per cent on 2003*

* New business achieved profit margin of 37 per cent (2003: 38%)

* Shareholders funds on an achieved profits basis of GBP8.6 billion

* Record insurance APE sales of GBP1.85 billion, up 26 per cent on 2003h

* Record funds under management of GBP187 billion, up GBP22 billion on 2003

* Full-year  dividend per share up 3 per cent to 15.84 pence
(2003:15.38 pence 1)

*Operating profit on continuing operations before goodwill, exceptional items and short-term fluctuations in investment returns. All figures throughout are on a constant exchange rate basis, unless otherwise stated.

Commenting on the results, Jonathan Bloomer, Prudential's Group Chief Executive, said:

"Prudential has built strong positions in three of the most attractive savings markets in the world. In 2004, each of our three regional insurance businesses delivered double-digit growth in sales and profits. As a result, we registered record Group insurance APE sales and a 23 per cent increase in new business achieved profits.

1 As adjusted, see note 9

The UK market is starting to recover after three years of decline and, as the rise of 40 per cent in new business achieved profits shows, it is clear that the changes we have made to the business are enabling us to take advantage of this upturn.

In Asia, new business achieved profits rose 19 per cent and margins remain attractive. We see excellent growth prospects throughout the region, especially in China and India. In the US, we continue to outperform the market, and in 2004 our business there returned $120 million to the Group. We expect this to be $150 million in 2005, and to rise thereafter.

M&G also delivered a very strong performance in 2004, with underlying profits of GBP110 million, up 57 per cent on 2003.

We see excellent growth opportunities across the Group.


Our markets and opportunities

The United Kingdom

The UK is the third largest life insurance market in the world, but between 2001 and 2003 it shrank by nearly 6 per cent per annum. During this period, our UK insurance operation focused on increasing its efficiency, developing its product range and broadening its distribution base, while maintaining its position as one of the financially strongest companies in the sector.

It has successfully evolved from a direct-sales operation selling with-profits products into a company that sells mainly shareholder-backed products through IFAs, direct to customers, business to business and through partnership agreements with other companies. In 2004, it achieved strong new business performance across all these channels, increasing its share of the medium to long-term savings market to 8.9 per cent (source data: ABI), while maintaining overall margins, resulting in a 40 per cent increase in new business achieved profits year on year. Going forward, we expect to see some modest reduction in the overall UK margin as our new shareholder-backed business builds scale. Over the next few years, we see new opportunities arising from the move to a multi-tie distribution model, which we expect to favour financially strong players like Prudential with a powerful brand and attractive product range. Prudential UK has made good progress with the new multi-tie networks, winning places on many of the panels announced to date, and expects these agreements to begin to have an effect on our performance in 2005, making an increasing contribution thereafter.

The Rights Issue, announced in October 2004, will allow us to reinvest in the UK, in order to take advantage of the developments in both our business and the marketplace. The solid performance of the with-profits fund, which delivered a return of 13.4 per cent in 2004, has enabled Prudential UK to maintain annual bonuses and increase policy values for nearly all of its 5.5 million with-profits customers. We believe the strength and performance of the fund combined with the beginnings of a recovery in the UK market will benefit Prudential in 2005.

Prudential UK expects sales this year to grow by about 10 per cent from the base established in 2004. This compares with the industry expectation for UK market growth of around five per cent for 2005. It is determined, however, that it will not grow volume at the expense of value, and has set itself a blended target internal rate of return on this new business of 14 per cent by 2007, compared with the 12 per cent it achieved in 2004.

The United States

The US is the largest long-term savings market in the world, with considerable opportunities for growth. Despite uncertainty in equity and capital markets over the last few years, Jackson National Life's (JNL) ability to respond quickly to changes in both consumer demand and the economic climate, enabled it to continue to grow profitably during this period, and in 2004 it increased new business achieved profits by 18 per cent, to GBP156 million.

The business continues to fund its own growth from internally-generated cash, and in 2004 it also contributed $120 million to the group. This is expected to increase to $150 million in 2005.

JNL's strategy is to concentrate on organic growth within profitable market segments, but to use small self-financed acquisitions, such as that of Life Insurance Company of Georgia, announced in November 2004, to build scale and reduce unit costs.

JNL is an industry leader in distributing products, and has repeatedly shown that it can react quickly to market changes and establish strong positions in new products and new channels. In 2004, for example, nearly 90 per cent of new sales came from products developed in the last two years. Its Perspective II variable annuity contract was the best selling contract in the US market last year (source: VARDS).

In 2005, we expect the US market to grow at about 4 per cent and Jackson National Life to grow sales at around twice this rate, while keeping its costs down and delivering above market returns. Asia

The Asian economies' consistently high growth rates and favourable demographics, together with the trend towards allowing greater access and ownership to foreign financial services players, make these markets very attractive for selling medium to long-term savings and protection products.

Against this backdrop, Prudential has established a strong track record of success. In the past decade we have expanded across 12 countries and delivered APE compound growth of 26 per cent per year, while maintaining margins above 50 per cent. In 2004, new business achieved profits rose 19 per cent.

Prudential Corporation Asia is Europe's leading life insurer in Asia in terms of market coverage and number of top five market positions. We have also established a complementary regional funds management business in seven markets and are in the process of setting up a fund management operation in Vietnam.

Our life operations in Asia put in another good performance last year. Following the restructuring in 2003, the Japanese business has made some progress establishing new distribution channels, but it will take some time to become large enough to be a positive contributor to the overall result for the region. Elsewhere, growth prospects are very good, particularly in India and China, and the business is already well placed to take advantage of these.

In India, our joint venture with ICICI delivered APE sales growth of 127 per cent and continues to be the leading private sector player. In 2004, the government announced its intention to increase the cap on foreign ownership from 26% to 49%. While Prudential remains interested in increasing its stake in the joint venture, the relevant legislation has not yet been put before the Indian Parliament.

In China, our joint venture with CITIC is one of the country's leading foreign players and new business APE growth was 70 per cent last year. We already operate in three cities and our fourth operation, in Shanghai, will launch in the second quarter of 2005. We have recently received licences for two further cities, Dongguan and Foshan, and a licence to write Group Life insurance business. We expect to continue to develop rapidly as geographic licensing restrictions in China ease further. We already hold licences for more cities than any other European life insurer.

We are confident of our ability to grow strongly and profitably in Asia: the opportunities in our newer markets, coupled with the strength of our larger operations, should enable us to accelerate our level of sales growth in 2005. Our Asian business remains on track to become cash positive from 2006.

M&G

M&G is Prudential's UK and European fund management operation, providing high quality investment management services for Prudential's customers. M&G is also a leading UK manager of retail investment funds and institutional fixed income and pooled life and pensions funds.

M&G enjoyed a successful 2004, with external funds under management rising by 19 per cent during the year to GBP28.7 billion, due to a combination of net fund inflows from both retail and institutional clients and market gains on existing funds. M&G has a total of GBP126 billion in funds under management, up 14 per cent on 2003.

In recent years, M&G has been developing profitable new income streams while keeping a tight control over costs. This is a powerful combination, which resulted in a strong performance in 2004, with underlying profits of GBP110 million, up 57 per cent on 2003.

We expect M&G to continue to perform strongly in 2005.

Egg

Egg has closed its loss-making French operation and has recently put its Funds Direct business on the market. It is now firmly focused on its profitable core UK business, where it achieved underlying profits of GBP74 million in 2004.

This was a good performance from Egg's UK business, especially given the increased competition and rising interest rates that have affected the credit card and personal loan markets. Egg's effective cost management and good credit quality also contributed to the solid results from its UK operation. At the same time, it has increased its provision levels to reflect the change in its product mix following growth in its unsecured lending portfolio, the stage in the life cycle of its card and loan books and the increasing proportion of personal loans business.

Looking ahead, Egg will continue to develop its UK operation, building its unsecured lending business, while expanding its product range to increase cross-sales to existing customers.

We expect Egg to finance its own growth without requiring capital support from the group.

Outlook

Prudential has built strong positions in three of the most attractive savings markets in the world. Each of the businesses is performing well, and is positioned to take advantage of the opportunities in its respective market. We are on track to deliver sustainable, profitable growth and to achieve our target returns on capital in 2005 and beyond.

Dividend

The Board has decided to recommend to shareholders a final dividend for the year of 10.65 pence per share, which together with the restated interim dividend of
5.19 pence makes a total amount of 15.84 pence. This represents growth of three per cent on the 2003 dividend of 15.38 pence, after adjusting for the bonus element of the rights issue. The 2004 dividend is covered 1.2 times by post-tax modified statutory basis profit for the year after minority interests. We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long-term."

-ENDS-

Enquiries to:

Rebecca Burrows, Group Communications Director     020 7548 3537


Media                               Investors/Analysts
Clare Staley       020 7548 3719    Mike Kempster         020 7548 3823
Joanne Davidson    020 7548 3708    Marina Lee-Steere     020 7548 3511

1. There will be a conference call today for wire services at 7.45am hosted by Jonathan Bloomer, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 7162 9962. Passcode: 646915

2. A presentation to analysts will take place at 9:30am at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. A webcast of the presentation and the presentation slides will be available on the group's website, www.prudential.co.uk.

3. A press conference will take place at 11:45am at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. If journalists wish to attend, please call the Press Office in advance on 020 7548 3712.

4. There will be a conference call for investors and analysts at 2:30pm hosted by Jonathan Bloomer, Group Chief Executive, Philip Broadley, Group Finance Director and Mark Wood, CEO UK and Europe. Dial in telephone number: +44 (0)20 7162 0180, US callers: 1 334 420 4951. Callers to quote "Prudential results" for access to the call.

A recording of this call will be available for replay for one week by dialling:

UK: 020 7031 4064, US: 1 954 334 0342, Passcode 645883

5. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

6. An interview with Jonathan Bloomer (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am on 2 March 2005.

7. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

8. New business achieved profits represent the present value of the future cash flows we expect to receive from new business written in the year, less the costs of acquiring that new business and the cost of holding the capital required to back it.

9. In order to compare the pre-rights issue dividend with the 2004 dividend, it is necessary to recalculate the 2003 dividend to take account of the bonus element in the rights issue, i.e. the value to shareholders of the difference between the market price and the rights issue price. Full details of the calculations can be found in the Financial Review.

10. Total number of Prudential plc shares in issue as at 10 February 2005 was 2,375,393,020.

11. Financial Calendar:




2005
Ex-dividend date                                         Wednesday 16 March 2005
Record date                                              Friday 18 March 2005
Annual Report issued                                     Friday 8 April 2005
First quarter New Business Figures                       Wednesday 20 April 2005
Annual General Meeting                                   Thursday 5 May 2005
Payment of 2004 final dividend                           Wednesday 25 May 2005
2005 Interim Results/Second quarter New Business Figures Wednesday 27 July 2005
Ex-dividend date                                         Wednesday 17 August 2005
Record date                                              Friday 19 August 2005
Payment of interim dividend                              Friday 28 October 2005



12. In addition to the preliminary financial statements provided with this press release additional financial schedules are available on the group's website at www.prudential.co.uk


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187 billion in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond
Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

PRUDENTIAL PLC 2004 RESULTS
Results Summary

Achieved Profits Basis Results                                                                 2004 GBPm    2003 GBPm
                                                                                                    ----         ----



  Operating profit before amortisation of
  goodwill
  UK and Europe Insurance Operations                                                                450          359
  M&G                                                                                               136           83
  Egg                                            - continuing operations                             43           55
                                                 - discontinued operations                          (37)         (89)
                                                                                                    ----         ----
  UK and Europe Operations                                                                          592          408
  US Operations                                  - continuing operations                            303          194
                                                 - discontinued operations                           17           22
  Prudential Asia                                                                                   400          378
  Other Income and Expenditure (including Asia development expenses)                               (208)        (208)
                                                                                                    ----         ----
  Operating profit before amortisation of                                                         1,104          794
  goodwill
                                                                                                    ----         ----
  Analysed as:
                                                 Operating profit from continuing                 1,124          861
                                                 operations
                                                 Operating loss from discontinued                   (20)         (67)
                                                 operations
                                                                                                    ----         ----
  Amortisation of goodwill                                                                          (97)         (98)
  Short-term fluctuations in investment                                                             679          682
  returns
  Effect of changes in economic assumptions                                                        (100)        (540)
  Profit or loss on the sale or termination of discontinued operations:
                                                 Profit on business disposals                        48            -
                                                 Egg France closure cost                           (113)           -
                                                                                                    ----         ----
  Profit on ordinary activities before tax                                                        1,521          838
                                                                                                    ----         ----
  Operating earnings per share*                                                                    37.2p        25.4p
  Shareholders' funds                                                                           GBP8.6bn     GBP7.0bn
                                                                                                    ----         ----

  Statutory Basis Results                                                                      2004 GBPm    2003 GBPm
                                                                                                    ----         ----
  Operating profit before amortisation of                                                           583          357
  goodwill
  Profit on ordinary activities before tax                                                          650          350
  Operating earnings per share*                                                                    19.2p        12.4p
  Basic earnings per share*                                                                        20.1p        10.0p
  Shareholders' funds                                                                           GBP4.3bn     GBP3.2bn
                                                                                                    ----         ----
  Dividend Per Share*                                                                             15.84p       15.38p
  Insurance and Investment Funds under Management                                               GBP187bn     GBP168bn


Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. The basis of presentation has been adopted consistently throughout the Preliminary Announcement.

*Earnings per share and dividend per share figures for 2003 have been restated to take account of the Rights Issue in 2004.

In addition, the achieved profits and statutory basis shareholders' funds for 2003 have been adjusted to reflect the implementation of UITF Abstract 38 on Accounting for ESOP Trusts.

 BUSINESS REVIEW

GROUP

Results Highlights


  GBP'm unless                 2004           2003         Percentage           2004            2003        Percentage
  otherwise stated     (as reported)        (at 2004         Change     (as reported)   (as reported)         Change
                                            exchange
                                              rate)

  Annual premium               1,846          1,464              26%            1,846           1,557             19%
  equivalent (APE)
  sales
  Net investment               3,589          2,908              23%            3,589           3,031             18%
  flows
  New business                   688            561              23%              688             605             14%
  achieved profit
  (NBAP)
  NBAP margin                    37%            38%                -              37%             38%               -
  Total achieved               1,124            807              39%            1,124             861             31%
  profits basis
  operating profit
  *
  Total modified                 603            405              49%              603             424             42%
  statutory basis
  (MSB) operating
  profit *
  Achieved profits             8,596          6,762              27%            8,596           7,005             23%
  basis
  shareholders'
  funds *
  MSB shareholders'            4,281          3,060              40%            4,281           3,240             32%
  funds *


* Continuing operations - excluding Jackson Federal Bank (JFB) and Egg's France business.

In the Business Review and Financial Review, year-on-year comparisons of financial performance are on a Constant Exchange Rate (CER) basis, unless otherwise stated.

The Group has delivered a good set of results for 2004, as illustrated by the double-digit growth of all the key performance measures shown above. This is the result of strong contributions across all regions.

As a result of healthy sales in the UK, the US and Asia, the Group achieved record insurance sales and new business achieved profits (NBAP) in 2004. This, together with the significant increase in contributions from the in-force insurance business and fund management operations, drove achieved profits basis operating profits up 39 per cent on 2003.

On the modified statutory basis (MSB), operating profits were up 49 per cent on last year. This reflects a combination of solid year-on-year growth in profits in both the insurance and fund management businesses of 40 per cent and 55 per cent respectively.

Basic earnings per share on an achieved profits basis for the year after minority interests were 37.2 pence, compared with a restated figure of 25.4 pence in 2003. Following the Rights Issue in October 2004, a restatement of earnings per share is derived and reported in accordance with the requirement of Financial Reporting Standard (FRS) 14.

Basic earnings per share, based on total MSB profit for the year after minority interests, were 20.1 pence, up 10.1 pence from the restated 2003 figure of 10.0 pence.

Impact of Currency Movements

Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In preparation for the Group's consolidated accounts, results of overseas operations are converted at rates of exchange based on the year average, while shareholders' funds are converted at year-end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group's results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange rate fluctuations can mask underlying business performance. For example, growth in Asia's total MSB operating profits was 83 per cent at reported rates, compared to 103 per cent at Constant Exchange Rates
(CER). This reflects the close relationship between most Asian currencies and the US Dollar and its depreciation against sterling during the year.

Consequently, the Board has for a number of years reviewed the Group's international performance on a CER basis. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders' interests in our non UK businesses.

In the Business Review and Financial Review, year-on-year comparisons of financial performance are on a CER basis, unless otherwise stated.

Insurance


UNITED KINGDOM AND EUROPE
GBP'm unless otherwise stated                     2004      2003 *     Percentage Change

APE sales                                          817       584                   40%
NBAP                                               220       157                   40%
NBAP margin                                        27%       27%                     -
Total achieved profits basis operating profit      450       359                   25%
Total MSB operating profit                         305       256                   19%


* Certain investment mandates previously reported as UK Corporate Pensions business are now reported as M&G institutional investment flows. This gives rise to a restatement of 2003 UK APE sales of GBP32m (from GBP616m to GBP584m) and 2003 UK NBAP of GBP9m (from GBP166m to GBP157m).

Prudential UK and Europe delivered a strong performance in 2004 increasing its market share in the medium to long-term savings market (excluding collective investments) by 2.3 percentage points to 8.9 per cent (based on data from the Association of British Insurers), reflecting not only its brand franchise and financial strength, but also the significant progress made in broadening its distribution channels and product range, while maintaining a clear focus on its customers.

Total APE sales were up 40 per cent on 2003 to GBP817 million, which included GBP111 million in relation to a substantial annuity transaction with Royal London which was concluded in December. Excluding Royal London, APE sales grew 21 per cent to GBP706 million. Growth was driven by increased sales of unit-linked bonds (up 219 per cent), bulk annuities (up 62 per cent), individual annuities (up 24 per cent) and credit life protection products (up 224 per cent). This increase in new business sales and a new business margin of 27 per cent led to an increase in new business achieved profits (NBAP) of 40 per cent to GBP220 million. Total achieved profits basis operating profit increased 25 per cent to GBP450 million. The increase in profits from the in-force book was partially offset by experience and assumption changes. MSB operating profit was GBP305 million in 2004, an increase of 19 per cent on 2003. This was driven principally by increased annuity sales now being written through the shareholder-backed subsidiary, Prudential Retirement Income Limited (PRIL).

New business achieved profit margins, averaged across all products, remained stable at 27 per cent, however individual product performance varied. Margins on Business to Business (B2B) corporate pensions fell from 16 per cent to 9 per cent principally as a result of higher proportions of less profitable unit-linked products, rather than with-profits products being sold in 2004. In line with our strategy to develop further our shareholder-backed business, we have sold an increasing volume of both unit-linked bonds and protection products. The increased scale of the unit-linked bond business has enabled it to approach a break-even position in terms of NBAP. Margins on annuities and with-profits products remained in excess of 40 per cent. As Prudential UK broadens its product range, the mix of business it expects to write in the future is likely to lead to some reduction in the overall new business profit margin. Prudential UK expects this to be offset by higher new business premiums, a greater proportion of which will be shareholder-backed.

Prudential UK operates through four diversified distribution channels. The Intermediaries (IFA) channel, which accounted for 34 per cent of APE sales in 2004, distributes a range of medium to long-term savings products primarily through independent financial advisers and will include sales generated through multi-ties. The B2B channel, which accounted for 28 per cent of 2004 APE sales, distributes corporate pensions through work-site marketing in partnership with consulting actuaries and benefit consultants. The Partnerships channel has responsibility for developing relationships with banks and other distributors and accounted for 26 per cent of APE sales in 2004, an increase from 6 per cent in 2003. The remaining 12 per cent of APE sales was generated by the Direct to Customer channel which focuses primarily on the sale of annuities to individual pension customers, although an increasing proportion of this is now being transacted through IFAs.

Independent financial advisers continue to be the principal channel for the distribution of life and pension products for insurers in the UK. This channel is undergoing significant change with the introduction by the Financial Services Authority (FSA) of new "depolarisation" rules leading to the establishment of multi-tie panels. Over the next few years, Prudential UK expects that a significant proportion of IFAs, which previously operated as whole-of-market providers, will move to a panel approach whereby they distribute the product range of a select number of life companies.

Prudential UK has already been appointed to work with Sesame, Millfield, Tenet and Burns-Anderson on the design of their respective multi-tie propositions. It has been appointed to the regulated multi-tie panels for Sesame, Millfield, Burns-Anderson and THINC Destini and has also been appointed as THINC Destini's single-tie annuity provider.

Depolarisation is also expected to have an effect on the UK bank distribution market as some banks move to offer their customers products from a panel of different providers rather than from a single product provider. Prudential UK has already seen significant growth through its partnership agreements with Lloyds TSB and Alliance and Leicester for the distribution of credit life protection products and with Zurich and Pearl for the distribution of individual annuities. The existing reassurance agreement with Zurich will be replaced in the second half of 2005 with a direct offer arrangement under which advisers of Openwork (formerly Zurich Advice Network) will sell Prudential's range of annuity products to their customers on an exclusive basis, following the Openwork operational launch.

Prudential UK has also entered into a five-year partnership agreement with St. James's Place which becomes effective in May 2005 and will allow SJP Partners to sell exclusively Prudential's annuity products to their customers. On 1 March 2005, Barclays announced its intention to appoint Prudential UK as one of its nominated product providers as part of the bank's multi-tie approach to distribution to be launched later this year.

Prudential UK has maintained leading positions in many of its core product areas including annuities, corporate pensions and with-profit bonds. Nearly all of its annuity business is now written through PRIL. From July 2004, this included maturing pensions from the unit-linked and with-profits funds, the latter of which makes up a large proportion of annuity sales. In addition, shareholder capital is used to support the annuity business written on behalf of other insurers (such as the agreements with Zurich and Pearl). Prudential UK is one of the few insurers to write bulk annuity business and, including the Royal London transaction, wrote GBP158 million APE in 2004, representing a 72 per cent share of the market.

Prudential UK is a market leader in corporate pensions: in 2004, it was the provider to 20 per cent of FTSE 350 companies, managing more than 4,000 pension schemes, and it is the market leader in the provision of pension schemes to the UK public sector. It has enhanced its sales process to include automatic enrolment and greater use of worksite marketing to support its position.

Despite seeing reductions in sales of with-profit bonds across the market, Prudential believes that there is still customer demand for products offering a smoothed investment return; PruFund, a transparent smoothed investment product, was introduced to the market in September. Savers had invested GBP10 million (APE GBP1 million) in PruFund by the year end.

The Prudential Assurance Company's (PAC) long-term fund remains well capitalised with a free asset ratio of 14.8 per cent on the former regulatory Form 9 basis, without taking account of future profits or implicit items. The with-profits fund delivered a pre-tax return of 13.4 per cent in 2004, compared with a FTSE All Share (Total Return) of 12.8 per cent. Consequently, Prudential UK announced in February 2005 that total bonus rates were increased or maintained on all unitised plans showing that with-profits business continues to deliver attractive returns for policyholders when provided by a financially strong and well managed fund such as Prudential.

Prudential UK has also made a significant investment in its unit-linked offering and this is reflected in the increase in year-on-year sales and market share. The Flexible Investment Bond, launched late in 2003, and the recently-launched range of protected bonds continue to build share in the growing IFA unit-linked bond market.

Throughout the year, Prudential UK has continued to extend its product range. Two risk management products for defined benefit pension schemes will widen the solutions available to pension schemes considering bulk annuity buy-outs. PruHealth, a healthcare product that links health and fitness to the cost of medical insurance plans, was developed in conjunction with Discovery Holdings of South Africa, the market leader in the South African healthcare market and launched in October 2004.

Prudential UK is achieving strong growth, through both new and existing products, and by developing new distribution opportunities. Having completed the GBP200 million cost saving programme, it has maintained a focus on capital management and has achieved further cost efficiencies. This is reflected in Prudential UK's ability to maintain overall new business margins in 2004.

Prudential's UK performance reflects the continued impact of its brand, track record of investment performance and financial strength, as well as its successful transition from a with-profits and direct sales orientated company into a competitive, cost effective organisation. The successful diversification of its distribution channels, new distribution agreements and broadened product range place Prudential UK in a strong position to continue to gain from developments in the UK market. Prudential UK expects sales in 2005 to grow by about 10 per cent from the base established in 2004. This compares with the industry expectation for UK market growth of around five per cent for 2005.



UNITED STATES
GBP'm unless                 2004            2003         Percentage           2004             2003         Percentage
  otherwise           (as reported)         (at 2004         Change     (as reported)    (as reported)          Change
  stated                                  exchange
                                            rate)

  APE sales                   453             374              21%              453              418               8%
  NBAP                        156             132              18%              156              148               5%
  NBAP margin                 34%             35%                -              34%              35%                -
  Total achieved              303             173              75%              303              194              56%
  profits basis
  operating
  profit *
  Total MSB                   182             125              46%              182              140              30%
  operating
  profit *


* Continuing operations - excluding Jackson Federal Bank (JFB) which was sold in October 2004

In 2004, Jackson National Life (JNL) delivered record sales despite the challenges of low crediting rates offered in the fixed annuity market, relatively flat equity markets during the first nine months of the year and an evolving regulatory environment.

APE sales for the year of GBP453 million were up 21 per cent on 2003, with total retail sales of GBP368 million, up 12 per cent on 2003. Variable annuity sales growth in 2004 was 15 per cent compared with market growth of 3 per cent (Source: VARDS).

New business achieved profit of GBP156 million was up 18 per cent on 2003. This increase reflects a 21 per cent increase in total sales, partially offset by a shift in product mix towards a higher proportion of equity-linked indexed annuity, life and institutional sales and a small impact from economic assumption changes.

Total achieved profits basis operating profit on continuing operations of GBP303 million was up 75 per cent on 2003. Total achieved operating profit on long-term business of GBP317 million was up 80 per cent on 2003. This reflects an 18 per cent increase in new business achieved profits and an in-force profit of GBP161 million, which was more than three times higher than in 2003. The increase in in-force profit primarily reflects an improvement in spread income on fixed annuities, lower economic assumption changes and a GBP28 million favourable legal settlement.

Total MSB operating profit on continuing operations of GBP182 million was up 46 per cent on 2003. The 53 per cent growth in long-term business operating profit reflects GBP169 million higher spread income and record variable annuity fee income due to significant growth in separate account assets. In addition, there were two one-off items, a GBP28 million favourable legal settlement and a positive GBP8 million adjustment arising from the adoption of SOP 03-01 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts". This adjustment relates to a change in the method of valuing certain liabilities.

In 2004, JNL continued its focus on giving its customers greater freedom of choice by enhancing its product portfolio, distribution network and customer service.

In March, JNL launched its first variable universal life product and in May it introduced Fifth Third Perspective, a variable annuity product designed exclusively for customers of Fifth Third Securities. In the eight months since launch, sales of this product accounted for more than 65 per cent of JNL's total variable annuity sales through Fifth Third Securities in 2004. In October, it added further investment options to its Perspective II variable annuity product as well as two new optional benefits which customers can actively select and pay for.

JNL is a top 10 player (as measured by net flows) in the variable annuity market. Its variable annuity assets grew 36 per cent in 2004 compared to industry growth of 12 per cent and 'Perspective II' was the best selling variable annuity contract in terms of net flows in the US (Source: VARDS). The rate of take up of the fixed account option continued at normal levels, with 29 per cent of the variable premium going into the fixed account, compared with 48 per cent in 2003. JNL offers a range of variable annuity guarantee benefits for which customers pay.

JNL's APE fixed annuity sales of GBP113 million in 2004 were down 8 per cent on 2003. It was ranked the seventh largest provider of fixed annuities in the US (Source: LIMRA).

Institutional APE sales of GBP85 million were up 98 per cent on 2003. JNL has taken advantage of attractive issuance opportunities as they have arisen during the year, and will continue to do so in 2005.

JNL took a significant step forward in 2004, enhancing its customer servicing and support function through the re-organisation of its customer support centres to provide standardised procedures, increased operational efficiency and improved customer service.

Curian Capital, which provides innovative fee based separately managed accounts, had net investment flows of GBP387 million in the year. At the end of 2004, 21 months from launch, it had accumulated over US$1 billion (GBP550 million) of funds under management. As the business builds scale, we expect operating losses to reduce.

A key factor in JNL's continuing success is the strength of its relationship-based distribution model, which is heavily dependent upon achieving the highest levels of customer satisfaction. In 2004, JNL received two service awards and was one of only eight companies across all sectors to earn a world class customer satisfaction award from North America's Service Quality Measurement Group. It also received the 'highest customer satisfaction by industry' award for the financial services industry.

In October 2004, JNL completed the sale of Jackson Federal Bank (JFB) to Union Bank of California for GBP166 million. JFB's principal area of business was banking and commercial real estate lending, which no longer aligned with JNL's strategy.

As part of JNL's continued focus on developing its life business in November, it announced the purchase, subject to regulatory approval, of Life Insurance Company of Georgia for GBP137 million in November. This acquisition will double the number of JNL's in-force life and annuity policies, add scale to its operating platform and expand its distribution capability. This will enable JNL to grow its life business at a higher return and faster rate than achieve organically. JNL anticipates achieving a minimum internal rate of return after tax on this transaction of 13 per cent and the capital provided from its retained earnings will be returned over a pay-back period of about 5 years. The planning for the integration of the business is on track and full integration is anticipated within 12 months of closing the transaction. The regulatory approval process is underway.

The US is the world's largest medium and long-term savings market. Although a fragmented market, it contains many profitable segments. JNL is a scale player in its chosen segments and its position as a low cost provider gives it an expense advantage over competitors. JNL's distribution proposition is strong; it provides market leading sales support through value-added wholesaling and marketing support.

The ageing demographics of the US, combined with customers' increasing demand for professional advice, increase the potential for profitable growth. JNL is well positioned to capitalise on this given its strength among independent broker dealers through National Planning Holdings (NPH), its independent broker-dealer network. In 2004, NPH increased gross sales by 23 per cent and increased agent productivity.

Following President Bush's State of the Union address and the items contained in the President's proposed 2006 budget, JNL anticipates a variety of initiatives to promote further individual choice, greater flexibility and a stronger orientation toward market-based solutions to savings and retirement. These proposals will include personal security accounts, as well as tax-free accounts for savings and simplified retirement accounts.

We expect the US market to grow at about four per cent in 2005 and JNL to grow sales at around twice this rate as current conditions continue to favour companies which have a range of variable and fixed annuity product offerings, a relationship-based distribution model and award-winning service. We expect to be able to maintain margins at current levels depending on the mix of business written.

ASIA



  GBP'm unless              2004            2003         Percentage           2004             2003         Percentage
  otherwise         (as reported)         (at 2004         Change     (as reported)    (as reported)          Change
  stated                                  exchange
                                            rate)

  APE sales                   453             374              21%              453              418               8%
  NBAP                        156             132              18%              156              148               5%
  NBAP margin                 34%             35%                -              34%              35%                -
  Total achieved              303             173              75%              303              194              56%
  profits basis
  operating
  profit *
  Total MSB                   182             125              46%              182              140              30%
  operating
  profit *


In Asia, APE sales showed solid growth over 2003, up 14 per cent to GBP576 million with particularly high growth rates in India, Korea, Taiwan and China, offset to a certain extent by lower volumes in Vietnam due to a steadying of the market on the back of four years of explosive growth following liberalisation and in Japan where we are implementing our strategy to focus on more profitable products and distribution channels. Excluding discontinued lines in Japan, growth over 2003 was 20 per cent.

NBAP of GBP312 million was up 19 per cent on 2003 reflecting a combination of increased sales and higher NBAP margin. APE increased by 14 per cent on 2003. The NBAP margin was 54 per cent, compared to 52 per cent in 2003 due to effective management of country and product mix.

The Asian economies' consistently high economic growth rates and favourable demographics, together with the trend to allow greater access to foreign financial services players makes these markets very attractive. However, success is not guaranteed; there are many regulatory, cultural, competitive and organisational challenges which favour companies such as Prudential who have a long history and clear commitment to Asia, a track record of delivery and an operating model enabling them to 'think internationally and act locally'.

Over the last ten years, building on its long-standing commitment to the region, Prudential has followed a proven strategy of expanding geographically, diversifying its distribution, launching innovative, customer focused products and partnering with leading local institutions. Today, Prudential has operations in 12 countries and is Europe's leading life insurer in Asia in terms of market coverage and number of top 5 market positions. It has an agency force of 136,000 that generates around 75 per cent of new business with the remainder of new business coming from a variety of distribution partnerships, including a number of leading banks. The face of Prudence is well-known throughout the region and has similar recognition levels to other leading international financial services institutions.

This breadth and depth of operations across the region gives Prudential diversity backed up by collective scale that is a real competitive advantage as it can leverage expertise and experience in some countries and apply this elsewhere as appropriate. It is also able to take a longer-term view on the development of the region as a whole. Prudential Corporation Asia's consistently impressive NBAP margins illustrate not just the overall attractiveness of the Asian markets, but more specifically our success in maximising long-term value creation while effectively managing risk.

During 2004, the strength of Prudential Corporation Asia's business model was illustrated in a number of ways:

When Prudential acquired its life operation in Taiwan in 1999, the first priority was to build distribution scale, and, consequently, agent numbers grew rapidly. In 2003 the focus shifted to broadening the product range and improving profitability by capitalising on being the first life operation in Taiwan to launch regular premium unit-linked insurance products through leveraging successes in markets such as Singapore and Malaysia. During 2004 APE volumes grew significantly by 23 per cent and the proportion of unit-linked sales is 40 per cent, significantly higher than the industry.

In India, the ICICI Prudential joint venture continues to grow very strongly with APE up 127 per cent on 2003. With ICICI's strong local presence and reputation and Prudential's expertise, it is the leading private sector player, well ahead of its nearest competitors. In 2004, the government announced its intention to increase the cap on foreign ownership from 26 per cent to 49 per cent. While Prudential remains interested in increasing its stake in the joint venture, the relevant legislation has not yet been put before the Indian Parliament.

The Hong Kong market has seen some significant changes over the last few years with increasing emphasis on shorter-term single premium products sold through bank channels. Prudential's innovative bancassurance model, as applied with Standard Chartered Bank (SCB) in Hong Kong, has proven to be very effective in enabling Prudential to leverage its top 5 position in a very competitive market while still retaining a strong core agency channel which produces a higher proportion of regular premium business.

In Singapore the market is competitive and Prudential remains focused on profitability rather than pure volume; although new business APE declined by 4 per cent in 2004, new business achieved profit margins increased by 5 percentage points. Prudential's other long-established market, Malaysia, which celebrated its 80th anniversary in 2004 recorded APE sales up 15 per cent on 2003.

The Japanese life market remains very challenging and in the third quarter of 2003 we scaled back our operations to focus on higher value distribution channels and more profitable products. While the operation is now somewhat more efficient with lower expense levels and has made some progress with establishing new distribution channels, it will take some time to deliver material new business volumes and become a positive contributor to Prudential Corporation Asia's overall results.

However, in its other North Asian Market, South Korea, Prudential continues to have great success; new business APE growth was 113 per cent in 2004, driven by developing a multi-channel distribution model including a pioneering cable TV home shopping channel, bancassurance, proprietary distribution and a strong general agent (multi-tied) network. In 2004 we successfully launched a unit-linked insurance product, making Korea the 10th Prudential Corporation Asia market to offer these capital efficient products.

With over five million life insurance customers, Prudential Corporation Asia now has the scale to benefit from more standardisation and integration of processes and the introduction of common systems platforms. In 2004, the first step towards a more integrated back office was made with the launch of a regional processing centre, Prudential Services Asia, based in Malaysia's high tech business park Cyberjaya.

In China, Prudential's joint venture with China International Trust and Investment Corporation (CITIC) is one of the country's leading foreign players and APE growth was 70 per cent last year. CITIC Prudential already operates in three cities, has a new Shanghai operation launching in the second quarter of 2005 and in February 2005 received additional licences for cities in Guangdong province (Donggaun and Foshan), and has approval to provide Group policies alongside the core individual life products. It is expected that this rapid development will continue as geographic licensing restrictions ease further.

The impact of Prudential Corporation Asia's focus on capital efficiency and its increasing scale can be seen as it is expected to become a net contributor of cash to the Group in 2006, whilst continuing to fund high growth rates. We are confident of our ability to grow strongly and profitably in Asia: the opportunities in our newer markets, coupled with the strength of our larger operations, should enable us to accelerate our level of sales growth in 2005. We expect to be able to maintain margin while delivering this growth.

Fund Management



M&G
GBP'm unless                  2004            2003         Percentage           2004             2003         Percentage
otherwise             (as reported)         (at 2004         Change     (as reported)    (as reported)          Change
stated                                      exchange
                                               rate)

  APE sales                   576             506              14%              576              555               4%
  NBAP                        312             262              19%              312              291               7%
  NBAP margin                 54%             52%                -              54%              52%                -
  Total achieved              381             328              16%              381              365               4%
  profits basis
  operating
  profit *
  Total MSB                   126              77              64%              126               85              48%
  operating
  profit *


M&G is Prudential's UK and European fund management business and has over GBP126 billion of funds under management, of which GBP98 billion relates to Prudential's long-term business funds. M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. We believe, based on data from the Investment Management Association, M&G ranks as the third largest asset manager in the UK.

In 2004, M&G's operating profit including performance-related fees (PRF) was GBP136 million, an increase of GBP53 million on the previous year. Underlying profit, which excludes PRF, increased by 57 per cent to GBP110 million reflecting the strengths of M&G's diversified business, disciplined cost management and the success it has had in developing new sources of revenue. Over the last two years, M&G's underlying profit has more than doubled even though the average of the FTSE All Share index in 2004 was at similar levels to 2002.

Performance-related fees in 2004 were GBP26 million, including GBP20 million as a result of several exceptionally profitable realisations by PPM Ventures that are not expected to recur. M&G also received GBP6 million of performance fees for the management of the Prudential Assurance Company long-term and annuity funds, which continued to beat their strategic and competitor benchmarks during the year.

M&G enjoyed a very strong year in terms of sales, with gross fund inflows up 54 per cent to GBP5.8 billion. Net fund inflows were up 48 per cent to GBP2 billion. External funds under management, which represent approximately one quarter of M&G's total funds under management, rose by 19 per cent during the year to GBP28.7 billion due to a combination of net fund inflows from both retail and institutional clients and market gains on existing funds.

In M&G's retail businesses, gross fund inflows were a record GBP2 billion in 2004, up 61 per cent on the previous year. In the UK, M&G maintained its fixed income sales and continued to increase fund flows into equity funds on the back of its strong fund performance. The launch of the M&G Property Fund in March 2004 provided M&G with an additional asset class for the retail market and added a significant boost to sales. The success of M&G's expansion into Germany, Austria and Italy was evident in 2004 with gross fund inflows growing fourfold to EUR611 million (GBP433 million), compared with the previous year.

In its institutional businesses, M&G continued to reap the benefits of its position as a leading innovator in fixed income and private finance, with gross fund inflows increasing by 50 per cent to GBP3.9 billion during 2004. The successful strategy of developing new external business lines with attractive margins, using expertise developed for internal funds, generated increased revenue streams, especially in the area of non-correlated assets such as leveraged loans. M&G's private finance business closed two more Collateralised Debt Obligations (CDOs) during the year, bringing the total number of CDOs launched since 2001 to six.

M&G's property  division,  Prudential  Property  Investment  Managers (Pru PIM),
which invests primarily on behalf of the Prudential Assurance Company, significantly increased its funds under management during 2004 and expanded its product offering into the retail marketplace with the launch of the M&G Property Fund alongside the successful expansion of its unit-linked funds. Pru PIM is one of the largest institutional property fund managers in the UK with over GBP14.8 billion invested in the property market.

Looking forward, we expect M&G to continue to perform strongly building on its current position.

Asia Fund Management



  GBP'm unless               2004           2003         Percentage           2004             2003         Percentage
  otherwise          (as reported)        (at 2004         Change     (as reported)    (as reported)          Change
  stated                                  exchange
                                            rate)

  Net investment            1,198          1,416             (15)%           1,198            1,522             (21)%
  flows
  Total MSB                    19             11               73%              19               13               46%
  operating
  profit
  * - excluding development and Asia regional head office expenses


Prudential Corporation Asia manages GBP22.5 billion funds under management, a growth of 24 per cent from 2003, on behalf of the Asian Life businesses, funds allocated from elsewhere in the Prudential Group to Asia and retail customers' funds principally in the form of mutual funds. Collectively it is one of the region's largest international fund managers and has investment product funds under management of GBP7.8 billion.

Investment flows are from Prudential's mutual fund operations in seven Asian markets and include Prudential's 36 per cent share of its joint venture with Bank of China International (BOCI) in Hong Kong for Mandatory Provident Fund
(MPF) products and unit trusts.

During 2004 Prudential's Japanese mutual fund operation has seen considerable success with net inflows of GBP1.4 billion, primarily driven by marketing US bond funds that leverage the expertise of PPM America.

These strong fund inflows from Japan and good results from Prudential's Korean asset management business offset the marked decline in Taiwan's bond funds' assets under management, where industry-wide concerns over the liquidity of some bond funds unsettled the market during the second half of 2004. As a result, funds under management in Taiwan reduced by 33 per cent during 2004.

Looking ahead, while Prudential's Asian funds division will continue to add value to its core internal clients, there are also good opportunities for it to continue to expand its retail customer base.

Banking



Egg


GBP'm unless otherwise stated                  2004    2003    Percentage Change
Total MSB operating profit *

Egg UK                                           74      73                    1%
Subsidiaries / Associates / Joint Ventures     (21)     (4)                (425)%
Others                                         (10)    (14)                   29%
                                               ----    ----                  ----
                                                 43      55                 (22)%
Net interest income *                           287     263                    9%
Non-interest income *                           210     157                   34%
                                               ----    ----                  ----


* Continuing operations - excluding Egg's France business.

Egg is an innovative financial services company, providing a range of banking and financial services products through its internet site. The principal business includes credit cards, deposits, general insurance and mortgages.

Operating profits from the core UK business were GBP74 million, compared with GBP73 million in 2003. This represents a solid result considering the increased competition and rising interest rates that have impacted the credit card and personal loan markets.

Unsecured lending grew strongly by GBP1.4 billion during 2004 taking total balances to GBP6.2 billion as at the end of 2004, up 30 per cent on last year. The successful cross-selling of personal loans into their credit card customer base has been complemented by the MasterCard proposition launched in June, which is proving popular with Egg's customers and has now achieved almost GBP140 million in balances. Overall, Egg's share of the credit card market had increased to 6 per cent at the end of 2004.

Income arising from the UK of GBP497 million grew by 18 per cent on 2003, with non-interest income providing the majority of the increase. Margins were under pressure throughout the year from increased competition, especially in the first half, and rising base rates. Despite the rising interest rate and competitive landscape, net interest income increased by almost 9 per cent on 2003. Other income also grew impressively, up 34 per cent to GBP210 million. Record loan disbursements and good card balance growth, with associated revenue from cross-sales of payment protection insurance, was the main factor.

Egg's effective cost management and good credit quality also contributed to the solid results from its UK operation. It has increased its provision levels to reflect the change in its product mix following growth in its unsecured lending portfolio, the stage in the life cycle of its card and loan books and the increasing proportion of personal loans business.

Egg has 3.1 million customers who are defined as "marketable" based on their activity levels. Moving forward, Egg will focus on growing lending balances and fee income through a mix of both acquisition and cross sales rather than by customer acquisition as the key growth metric.

The operating loss for the discontinued French operation was GBP37 million reflecting the results up to the date of the announcement of Egg's intention to withdraw from the market in July 2004. In 2004, Egg sold its French unsecured lending, savings and brokerage portfolios and in early 2005 closed the current account business. The expected total exit costs remain unchanged from the GBP113 million provision established in July 2004.

Consistent with the intention to focus on its successful UK business, Egg has sold its investment business to Fidelity at a small loss, which will release approximately GBP20 million of capital back to its core banking business in 2005. It has also put Funds Direct, its investment wrap platform business, up for sale and provided for a GBP17 million impairment charge against the full carrying value of the underlying assets in Funds Direct.

During 2005, Egg intends to undertake a restructuring of share capital and reserves with a view to eliminating its profit and loss deficit against other reserves including the share premium account. This restructuring will allow the payment of dividends as and when sufficient distributable reserves have been generated and Egg's Board considers it to be in the best interests of the Company and its shareholders.

Looking forward, Egg's highly attractive unsecured lending portfolio represents an opportunity to grow further and deliver healthy returns. In addition, it will continue to build on its strong relationship with customers and their levels of consideration to buy other products from Egg, as evidenced by general insurance cross sales in the fourth quarter. To this end, Egg will look to offer a broader range of products and services in 2005 and beyond.

We expect Egg to finance its own growth without requiring capital support from the Group.

FINANCIAL REVIEW
SALES AND FUNDS UNDER MANAGEMENT

Prudential delivered strong growth in sales during 2004 with total new insurance sales up 40 per cent to GBP12.1 billion at constant exchange rates (CER). This resulted in record insurance sales of GBP1.85 billion on the annual premium equivalent (APE) basis, an increase of 26 per cent on 2003. At reported exchange rates, APE was up 19 per cent on 2003.

In 2004, gross written premiums, including insurance renewal premiums, increased 19 per cent to GBP16.4 billion, reflecting the growth of new insurance sales in 2004 and the significant contribution from regular premium business written in previous years.

Total gross investment sales for 2004 were GBP25.1 billion, up 21 per cent on 2003 at CER. Net investment sales of GBP3.6 billion were up 23 per cent on last year at CER. The strong growth across a number of markets offset the high level of redemptions in Taiwan, which was the result of market concern about the liquidity of bond funds across the Taiwanese mutual fund market.

Total investment funds under management in 2004 increased by 19 per cent from GBP30.9 billion to GBP37.1 billion, reflecting net investment flows of GBP3.6 billion and net market and other movements of GBP2.6 billion. At 31 December 2004, total insurance and investment funds under management were GBP187 billion, an increase of 11 per cent from 2003. This marked a record level of funds under management and the increase was primarily due to the combination of changes in the market value of investments and the impact of net insurance and investment sales achieved during the year.

Basis of preparation of results

Prudential is required to account for its long-term insurance business on the modified statutory basis (MSB) of reporting under UK accounting standards. The Group's primary financial statements are therefore prepared on this basis and broadly reflect the UK solvency-based reporting regime and, for overseas territories, adjusted local or US GAAP. In broad terms, MSB profits for long-term business reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional deferral and matching approach for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of MSB profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over time however, aggregate MSB profits will be the same as aggregate cash flow.

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. MSB profits do not, in Prudential's opinion, properly reflect the inherent value of these future profit streams.

Accordingly, in common with other listed UK life assurers, Prudential also reports supplementary results for its long-term operations on the achieved profits basis. These results are combined with the statutory basis results of the Group's other operations, including fund management and banking businesses. Reference to operating profit relates to profit including investment returns at the expected long-term rate of return, but excludes amortisation of goodwill, exceptional items, short-term fluctuations in investment returns and the effect of changes in economic assumptions.

In the directors' opinion, the achieved profits basis provides a more realistic reflection of the current performance of the Group's long-term insurance operations than results on the MSB basis, as it reflects the business performance during the accounting period under review, although both bases should be considered in forming a view of the Group's performance.

ACHIEVED PROFITS BASIS RESULTS

The achieved profits basis results for long-term business are prepared in accordance with the Association of British Insurers' (ABI) guidance for achieved profits reporting issued in December 2001. This guidance requires that for countries where capital markets are well developed, the economic assumptions used for the projection of cash flows are to be on an 'active' basis, which is primarily based on appropriate government bond returns at each period end. The effects of changed economic assumptions on the adjusted opening balance sheet value are reflected in the profit reported for the year and excluded from operating profit.

The active basis is applied to UK and US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$-denominated business in Hong Kong). Assumptions in other Asian countries continue to be based on an assessment of long-term economic conditions. In 2004, use of the active basis resulted in a decrease in the risk discount rate applied to the UK insurance operations from 7.4 per cent to 7.2 per cent, and a decrease in the UK investment return assumption for the UK with-profits fund from 6.8 per cent to 6.5 per cent. The decrease primarily reflects decreases in the 15-year gilt yield from 4.8 per cent at the end of 2003 to 4.6 per cent at the end of 2004. The risk margin over the risk free rate was maintained at 2.6 per cent. The expected long-term inflation rate assumption decreased from 3.1 per cent to
2.9 per cent, reflecting the difference between conventional and index-linked gilts. These changes are a function of the active basis rather than a change in Prudential's long-term view of future returns and levels of price inflation.

In the US, the risk discount rate has remained at 7.4 per cent. The level of capital required to support the business (the 'target surplus') has been taken, as in 2003, to be 200 per cent of the Company Action Level Risk Based Capital, calculated in accordance with the National Association of Insurance Commissioners' risk-based capital standards for life insurance companies.

In Asia, each country has its own specific discount rate. The weighted average risk discount rate, which is determined by weighting each Asian country's economic assumptions by reference to the achieved profits basis operating results for new business written in 2004, was 9.6 per cent in 2004, a decrease from 10.4 per cent in 2003. The discount rates used in various country operations range between 5 per cent to 19 per cent. The weighted risk discount rate declined during 2004 principally due to lower pre-tax expected long-term nominal rates of investment return and lower weighted long-term rate of inflation assumptions due to changes in the geographic mix of business in 2004.

The overall impact on the Group's achieved profits basis result for 2004 of using these revised economic assumptions compared with those used in 2003, was a reduction in new business achieved profit (NBAP) of around GBP13 million and a decrease in achieved profits basis shareholders' funds of GBP85 million.



Achieved Profits Basis Operating Profits

Total achieved profits basis operating profits from continuing operations were GBP1,124 million, up 39 per cent from 2003 at CER. At reported exchange rates, the result was up 31 per cent. This result reflects a combination of strong growth in all the insurance and funds management businesses.




  Achieved Profits Basis                             2004            2003           Percentage         2004     2003   Percentage
  Operating Profits                         (as reported)         (at 2004           Change      (as reported)             Change
                                                                  exchange                                    (as reported)
                                                                   rate)
                                               GBP'm              GBP'm                                GBP'm      GBP'm

 Insurance business
               UK and Europe                    450               359                 25%               450        359        25%
               US                               317               176                 80%               317        197        61%
               Asia                             381               328                 16%               381        365         4%
               Development expenses            (15)              (24)                 38%               (15)       (27)       44%
                                               ----              ----                ----               ----       ----       ----
                                              1,133               839                 35%             1,133        894        27%

                                               ----              ----               ----                ----       ----       ----
  Fund management business
               M&G                              136                83                64%                136         83        64%
               US broker dealer and            (14)               (3)              (367%)              (14)        (3)      (367%)
               fund management
               Asia fund management              19                11                73%                19          13        46%
                                               ----              ----               ----               ----       ----       ----
                                                141                91                55%               141          93        52%
                                               ----              ----               ----               ----       ----       ----
  Banking
               Egg (UK)                          43                55              (22%)                43         55       (22%)
  Other income and expenditure                (193)             (178)               (8%)             (193)      (181)        (7%)

                                               ----              ----               ----              ----       ----       ----
  Operating profits from continuing           1,124               807                39%             1,124       861         31%
  operations
                                               ----              ----               ----               ----     ----        ----

Prudential's insurance business achieved significant growth, both in terms of new business achieved profits (NBAP) and in-force profit, resulting in a 35 per cent increase in operating profit over 2003 at CER. NBAP of GBP688 million was up 23 per cent on the prior year at CER and up 14 per cent at reported exchange rates. In-force profit increased 51 per cent on 2003 at CER to GBP460 million. At reported exchange rates, in-force profit was up 46 per cent.

Results from fund management and banking business were GBP184 million, an increase of 26 per cent at CER on 2003. This was mainly driven by the significant contribution from M&G.

Other income and expenditure was negative GBP193 million compared with negative GBP178 million at CER in 2003. This reflected an increase in investment return on centrally held assets and other income offset by higher interest payable and head office costs.

New Business Achieved Profits (NBAP)

In 2004, the Group has generated record new business achieved profits (NBAP) from insurance business of GBP688 million which was 23 per cent above 2003 at CER, driven by strong sales momentum across all markets. At reported exchange rates, NBAP was up 14 per cent. The average Group NBAP margin of 37 per cent was slightly down from 38 per cent in 2003. The overall margin has been broadly maintained over the last two years, reflecting careful management of product mix within each business and across the three regions.

NBAP from the UK and Europe Insurance Operations was GBP220 million, an increase of 40 per cent on 2003. This reflected increased APE sales and a balanced shift in sales mix. This positive movement arose due to increased sales of more profitable bulk annuities partially offset by reduced sales of high margin with-profit bonds and increased sales of less profitable executive pensions.

Individual and bulk annuity margins remained strong at 43 per cent and 46 per cent respectively, partly as a consequence of nearly all annuity business now being written in Prudential Retirement Income Limited (PRIL), a shareholder backed business. 88 per cent of annuities business was written in shareholder backed funds in 2004, compared with 56 per cent in 2003. Previously, a substantial proportion of annuity business was written in a subsidiary of the with-profits fund.

PRIL was established in September 2000, initially to write bulk annuity business. This was expanded to include external individual annuity business and Prudential-branded internal vestings (annuity business sales arising from maturing in-force pension books) in September 2001 and July 2004 respectively.

Business to Business (B2B) corporate pensions saw a fall in NBAP margins to 9 per cent principally reflecting a change of mix towards the less profitable unit-linked products. Margins on with-profits bonds remained stable at 41 per cent.

As the unit-linked business has gained scale, with sales growing by 219 per cent in 2004, margins have approached a break-even position.

In the US, JNL's NBAP of GBP156 million was up 18 per cent on 2003 at CER and up 5 per cent at reported rates. This increase was principally volume driven as a result of high sales levels recorded during the year. The NBAP margin was 34 per cent in 2004, a slight reduction from 35 per cent in 2003 due to a shift in product mix and a small impact from economic assumption changes.

Jackson National Life's expense ratio has fallen 3 basis points from 2002 to stand at 46 basis points at the end of 2004. We believe Jackson benefits from its considerable expense advantage relative to its principal competitors enabling it to maintain these attractive margins.

The margin achieved on variable annuity business in 2004 was 37 per cent compared with 36 per cent in 2003. This improvement is a result of pricing changes instituted early in 2004. For fixed annuity business the margin declined by 9 per cent over the last 2 years to 32 per cent at the end of 2004. The reduction in margin is due to a lower fund earned rate as yields have declined, however target spreads have been maintained.

In Asia, NBAP of GBP312 million was up 19 per cent at CER on 2003, reflecting a combination of increased sales and higher NBAP margin. During 2004, APE sales were up 14 per cent on 2003 and the NBAP margin was 54 per cent, compared with 52 per cent in 2003 at CER. The increase in margin was principally due to a combination of changes in country mix and product mix being offset by the impact of assumption changes.

In-Force Achieved Profits

Total in-force profit in 2004 was GBP460 million, an increase of 51 per cent on 2003 at CER. This was driven by the significant increase in the in-force profit in the US.

UK and European in-force profit of GBP230 million was up 19 per cent on 2003. The profits arising from the unwind of discount from the in-force book were partially offset by adverse operating assumption changes and other experience charges.

A charge of GBP66 million was made reflecting a 40 per cent strengthening of the persistency assumptions on the closed-book of personal pensions business sold through the closed direct sales force channel. This assumption change reflects Prudential UK's experience over the last three years and, post-tax, represents about 1 per cent of the overall embedded value of the UK business.

Measures to manage and improve the conservation of in-force business have had a beneficial effect on persistency that Prudential UK expects to maintain or improve. Consequently, Prudential UK has not changed persistency assumptions for all other products.

Other charges of GBP34 million include GBP21 million of costs associated with complying with new regulatory requirements and restructuring.

In the US, the in-force profit of GBP161 million was more than three times higher than in 2003. This growth reflects improvements from 2003 in net experience variances to positive GBP33 million (an increase of GBP46 million at CER), changes in operating assumptions to negative GBP3 million (an increase of GBP16 million at CER) and changes in other items to positive GBP12 million (an increase of GBP37 million at CER). Included in other items is a GBP28 million favourable legal settlement.

The GBP33 million positive total experience variance includes a GBP43 million positive spread variance (net of risk margin reserve) primarily reflecting a favourable variance in the fixed annuity portfolio. The assumed spread on new fixed annuity business is 155 basis points grading to 175 basis points over five years.

Asia's in-force profit (before development expenses and the Asian fund management business) increased to GBP69 million in 2004 from GBP67 million in 2003 at CER. This reflects a higher unwind of the discount rate as the in-force business builds scale and lower experience variances, offset by assumption changes of GBP56 million. The assumption changes made in 2004 principally reflect a worsening persistency in Singapore and a revision to expense assumptions in Vietnam.

Non-insurance Operations

M&G

M&G's operating profit was GBP136 million, an increase of 64 per cent on last year. This included GBP26 million in performance-related fees (PRF), of which GBP20 million was generated by PPM Ventures on the exceptionally profitable realisation of several investments during the year.

Underlying profits of GBP110 million were 57 per cent higher than 2003, achieved as a result of a strong performance across all of M&G's business lines. Significant growth was delivered in the areas of fixed income, retail and property; attributable to the continued development of new business streams and the recovery in stock markets during 2004. In addition, underlying profits were also boosted by GBP7 million of one-off provision releases in 2004 that will not recur in future years.

M&G's revenue growth continues to be combined with careful cost control. In 2004, M&G enjoyed the first full year of savings from the outsourcing of retail administration at the end of 2003. This, together with the tight management of overhead across the entire business, has resulted in costs remaining flat for the last four years.

US broker dealer and fund management businesses

The broker dealer and fund management operations, which includes Curian Capital, reported a total loss of GBP14 million, compared with a GBP3 million loss in 2003. This primarily reflects increased losses at Curian Capital as the business continues to build scale.

Asian fund management business

Profit from Asian fund management operations was GBP19 million, up 73 per cent from 2003, reflecting a combination of increasing scale and profitability in the retail business, particularly from the joint venture with ICICI in India, and higher management fees from the UK and Asian life businesses.

Egg

Egg's total continuing operating profit in 2004 was GBP43 million, compared with GBP55 million in 2003, reflecting an increase in profit from the UK business offset by a GBP17 million impairment charge on the underlying assets of Funds Direct.

Egg's UK business delivered a good set of results with a particularly encouraging performance in the second half of 2004. For the full year, a profit of GBP74 million was recorded, compared with GBP73 million in 2003. This represents a solid result considering the increased competition and rising interest rates that have impacted the credit card and personal loan markets.

Included in the continuing operating results was a charge of GBP3 million, which related to the migration and other exit costs associated with the transfer of the funds supermarket business to Fidelity FundsNetwork. The transfer will result in annual savings of around GBP3 million.

Following the decision to dispose of its investment in Funds Direct, its investment wrap platform business, Egg provided for a GBP17 million impairment charge against the full carrying value of the underlying assets of Funds Direct.

Others

Asia's development expenses (excluding the regional head office expenses) reduced by 38 per cent at CER to GBP15 million, compared with GBP24 million in 2003. These development expenses primarily related to repositioning the insurance operation in Japan.

Other net expenditure increased by GBP15 million to GBP193 million. This reflected an increase in investment return and other income offset by higher interest payable and head office costs. Head office costs (including Asia regional head office costs of GBP29 million) were GBP83 million, up GBP16 million on 2003. The increase mainly reflects the substantial work being undertaken for the implementation of International Financial Reporting Standards, Sarbanes Oxley and other regulatory costs.

Total Achieved Profits Basis - Result Before Tax

(Year-on-year comparisons below are based on reported exchange rates.)

The result before tax and minority interests was a profit of GBP1,521 million, up 82 per cent on 2003. This primarily reflects the strong operating profit from continuing operations of GBP1,124 million and the lower negative effect of changes in economic assumption of GBP100 million, compared with negative GBP540 million in 2003. The result also benefited from strong investment performance which was ahead of the long-term investment assumptions.

The UK component of short-term fluctuations in investment returns of GBP402 million reflects the difference between an actual investment return delivered for the with-profits life fund of 13.4 per cent and the long-term assumed return of 6.5 per cent.

Short-term investment fluctuations in the US were GBP207 million. This includes a positive GBP161 million which represents the difference between actual net bond gains and the five-year average amount included in operating profit, and a positive GBP24 million in relation to changed expectations of future profitability on in-force variable annuity business, due to the separate account return exceeding the long-term return reported in operating profit. In 2004, actual net bond gains were GBP48 million, compared with GBP39 million of bond losses in 2003.

In Asia, short-term investment fluctuations were GBP48 million, compared with GBP1 million last year. This mainly reflects the rising equity markets in a number of countries and falling bond yields in Singapore.

In the UK, economic assumption changes of negative GBP19 million reflect the impact of the decrease in the future investment return assumption offset by the decrease in the risk discount rate.

In the US, economic assumption changes were negative GBP53 million and included a reduction in the projected earned rate, a reduction in the spread assumption for equity-linked indexed annuities business in-force prior to 2002 and an increase in inflation rates.

Asia's negative economic assumption change of GBP28 million primarily reflects a change in Taiwan as a result of an increase in the discount rate and a change in the fund earned rate assumption. Amortisation of goodwill was GBP97 million in 2004 compared to GBP98 million in 2003.

Profits on the disposals of Jackson Federal Bank and the Group's 15 per cent interest in Life Assurance Holding Corporation Limited were GBP41 million and GBP7 million respectively.

In France, an exit cost provision of GBP113 million was established in July 2004 following Egg's announcement of its intention to withdraw from the French market. GBP96 million of the provision had been used by 31 December 2004 and it is expected that the withdrawal can be completed within the provision established.

Total Achieved Profits Basis - Result After Tax

The result after tax of GBP485 million and minority interests of positive GBP10 million, was a profit of GBP1,046 million.

The effective tax rate at an operating profit level was 29 per cent, reflecting the lower effective tax rates in the UK and certain Asian territories.

The effective tax rate at a total achieved profit level was 32 per cent on a profit of GBP1,521 million. The higher effective rate of tax compared with that at an operating profit level is primarily due to amortisation of goodwill not being deductible for tax purposes.

MODIFIED STATUTORY BASIS (MSB) RESULTS

MSB Operating Profits





MSB Operating Profits                    2004           2003       Percentage           2004           2003     Percentage
                                                                     Change                                       Change
                                (as reported)        (at 2004                 (as reported)  (as reported)
                                                exchange rate)

                                          GBP'm          GBP'm                         GBP'm          GBP'm

Insurance business
    UK and Europe                          305            256            19%           305            256            19%
    US                                     196            128            53%           196            143            37%
    Asia                                   126             77            64%           126             85            48%
    Development expenses                  (15)           (24)            38%          (15)           (27)            44%
                                          ----           ----           ----          ----           ----           ----
                                           612            437            40%           612            457            34%
                                          ----           ----           ----          ----           ----           ----
Fund management business
    M&G                                    136             83            64%           136             83            64%
    US broker dealer and fund             (14)            (3)         (367%)          (14)            (3)         (367%)
    management
    Asia fund management                    19             11            73%            19             13            46%
                                          ----           ----           ----          ----           ----           ----
                                           141             91            55%           141             93            52%
                                          ----           ----           ----          ----           ----           ----
Banking
    Egg (UK)                                43             55          (22%)            43             55          (22%)
Other income and expenditure             (193)          (178)             8%         (193)          (181)             7%
                                          ----           ----           ----          ----           ----           ----
Operating profits from                     603            405            49%           603            424            42%
continuing operations
                                          ----           ----           ----          ----           ----           ----

Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items and short-term fluctuations in investment returns.

Group operating profit from continuing operations on the modified statutory basis (MSB) was GBP603 million, an increase of 49 per cent from 2003 at CER. At reported exchange rates, operating profit was up 42 per cent on last year.This reflects strong growth in insurance and funds management businesses.

In the UK, MSB operating profit was GBP305 million in 2004, an increase of 19 per cent on 2003. This included a four-fold increase in PRIL's profit from GBP31 million to GBP124 million. This more than offset the GBP17 million reduction in the profit from the with-profits fund, which fell due to lower annual and terminal bonus rates announced in February 2004.

In the US, JNL's operating profit from continuing operations of GBP182 million was up 46 per cent on 2003. Total MSB operating profit for long-term business from continuing operations was GBP196 million, up 53 per cent from GBP128 million in 2003.

Growth in the long-term business operating profit reflects JNL's clear focus on profitability and its ability to deliver improved investment returns. In 2004, spread income was GBP169 million higher than in 2003 and variable annuity fee income was at a record level due to the significant growth (47 per cent) in separate account assets. In addition, there were two one-off items, a favourable legal settlement of GBP28 million and a positive GBP8 million adjustment arising from the adoption of SOP 03-01 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts". This adjustment relates to a change in the method of valuing certain liabilities.

Prudential Corporation Asia's operating profit for long-term business before development expenses of GBP15 million was GBP126 million, an increase of 64 per cent on 2003 at CER. At reported rates, operating profit was 48 per cent up on last year. The majority of this profit currently still comes from the larger and more established operations of Singapore, Hong Kong and Malaysia, which represented GBP110 million of the total in 2004, compared to GBP86 million last year. Five life operations made MSB losses; China, India and Korea reflecting their rapid building of scale while Thailand is marginally loss making and Japan's loss reduced significantly over 2003 due to lower new business strain, reduced management expenses and mark to market gains on investments.


Total MSB Profits - Result Before Tax

(Year-on-year comparisons below are based on reported exchange rates.)

MSB profits before tax and minority interests were GBP650 million in 2004, compared with GBP350 million in 2003. This mainly reflects growth in operating profits of GBP227 million and improvement in short-term fluctuations in investment return, up GBP138 million from last year to positive GBP229 million.

Amortisation of goodwill was GBP97 million in 2004 compared with GBP98 million in 2003.

Profits on the disposals of Jackson Federal Bank and the Group's 15 per cent interest in Life Assurance Holding Corporation Limited were GBP41 million and GBP7 million respectively.

In France, an exit cost provision of GBP113 million was established in July 2004 following Egg's announcement of its intention to withdraw from the French market. GBP96 million of the provision had been used by 31 December 2004 and it is expected that the withdrawal can be completed within the provision established.



Total MSB Profits - Result After Tax

MSB profit after tax and minority interests was GBP428 million, after a tax charge of GBP232 million.

The effective tax rate at an operating profit level was 30 per cent, a blend of the effective tax rates of 35 per cent in the US, 33 per cent in Asia and 28 per cent in the UK. The effective tax rate of 28 per cent on the UK results reflects the basis of taxation on profits arising from the life fund.

The effective tax rate at a total MSB profit level was 36 per cent on a profit of GBP650 million. The higher effective rate of tax compared with that at an operating profit level is primarily due to amortisation of goodwill not being deductible for tax purposes.



Earnings per Share

Earnings per share, based on achieved profits basis operating profit after tax and related minority interests, but before amortisation of goodwill, were up
11.8 pence to 37.2 pence. The 2003 figure has been restated from 26.4 pence to
25.4 pence to adjust for the bonus element of the Rights Issue. Earnings per share, based on MSB operating profit after tax and related minority interests, but before amortisation of goodwill, were 19.2 pence, compared with a restated 2003 figure of 12.4 pence.

Basic earnings per share, based on total achieved profits basis profit for the year after minority interests, were 49.1 pence, compared with a restated figure of 23.4 pence in 2003. Basic earnings per share, based on MSB profit for the year after minority interests, were 20.1 pence, 10.1 pence up from a restated 2003 figure of 10.0 pence.



Dividend per Share

As outlined in the rights issue prospectus, Prudential has maintained its current dividend policy, with the proposed 2004 final dividend payment per share taking account of the bonus element of the rights issue.

The shares issued as part of the rights issue were issued at a discount to market price (308 pence per share versus a closing share price of 458 pence per share on the day immediately preceding the announcement of the rights issue). It is therefore necessary to restate the Company's previously reported earnings and previously declared dividends per share for this bonus element.

The bonus adjustment is equal to the closing share price on the final day Prudential's shares traded cum-rights (19 October 2004) divided by the theoretical ex-rights price (TERP) as outlined in the attached table:





Market price cum-rights (Tuesday 19 October 2004) (pence)                                A                        422.00
Rights issue price (pence)                                                               B                        308.00
Number of shares pre rights issue (million)                                              C                      2,023.29
Number of shares issued through rights issue (million)                                   D                        337.22
                                                                                 (A x C) + (B x D)
Theoretical ex-rights price (pence)                                TERP =       ------------------                405.71
                                                                                       C + D
Bonus adjustment                                                                     TERP / A                     0.9614



The resulting bonus adjustment factor used for restating earnings and dividends per share using the methodology outlined above is 0.9614.

The final dividend per share for 2003 was 10.3 pence after adjusting for the bonus element of the rights issue (10.7 pence before the adjustment). The interim dividend for 2004 was 5.4 pence (5.2 pence after adjustment for the rights issue).

The Board recommends a full year dividend per share for 2004 of 15.84 pence, an increase of 3.0 per cent over the full year 2003 dividend of 15.38 pence, after adjustment for the bonus element of the rights issue.

The 2004 dividend is covered 1.2 times by post-tax modified statutory basis profit for the financial year after minority interests.


Balance sheet

Explanation of Balance Sheet Structure

The Group's capital on an MSB basis comprises of shareholders' funds GBP4,281 million; subordinated long term and perpetual debt of GBP1,429 million; other senior debt GBP1,761 million and the Fund for Future Appropriations (FFA) GBP16.7 billion.

Shareholders' funds include the GBP1,021 million of new share capital allotted as a result of the rights issue in October 2004.

Subordinated or hybrid debt is debt capital which has some equity like features and which would rank below other senior debt in the event of a liquidation. These features allow hybrid debt to be treated as capital for FSA regulatory purposes. All of the Group's hybrid which qualifies in this way is held at the Group level and is therefore taken as capital into the parent solvency test under the Financial Groups Directive (FGD).

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 debt and Lower Tier 2 debt. Up to 15 per cent of Tier 1 can be in the form of hybrid debt and called "Innovative Tier 1". At 31 December 2004, the Group held GBP638 million of Innovative Tier 1 capital, in the form of perpetual securities, nil Upper Tier 2 and GBP921 million of Lower Tier 2 capital. Following the implementation of the FGD, it is advantageous to the Group from a regulatory capital standpoint to raise its long-term debt in hybrid form and it is the Group's policy to take advantage of favourable market conditions as they arise to do so.

The FFA represents assets in the Life Fund which have not yet been allocated either to policyholders or shareholders and which are not available to the Group as a whole other than as they emerge through the statutory transfer of the shareholders' share of the surplus as it emerges from the fund over time.



Asset and Liability Management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products Prudential offers and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management on both an in-force and new business basis. Stochastic modelling of assets and liabilities is undertaken in the UK, the US and Asia to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, the UK and Asian regulators.



Weighted Average Cost of Capital (WACC)

Our commitment to our shareholders is to maximise the value of Prudential over time by delivering superior financial returns. Prudential's weighted average cost of capital (WACC) is 8.7 per cent, which is based on the net core debt and shares outstanding at the end of 2004, an equity market premium of 3 per cent and a market Beta of 1.6. Prudential's core debt at the end of 2004 is net of the rights issue proceeds which have increased the proportion of the Group's capital funded by equity and therefore increased the Group's WACC.



Rights issue

The strength of Prudential's businesses and positive developments in a number of its markets represent an opportunity to enhance its market position and generate improved returns for its shareholders. A strong financial position at a Group level will provide increased financial flexibility and allow Prudential to capitalise on these opportunities as they arise.

In response to these developments the Board took the decision in October 2004 to launch a 1 for 6 Rights Issue.


The majority of the net proceeds of the rights issue (GBP1,021 million) will be used to provide capital to support Prudential's growth plans for the UK and to fund a potential opportunity to increase its ownership from 26 per cent to 49 per cent of its joint venture life insurance business with ICICI in India. The remainder of the proceeds will be used to ensure that Prudential meets the parent company solvency test under the EU Financial Group Directive ("FGD") that became effective from 1 January 2005. The proceeds of the Rights issue have initially been invested centrally within the Group in fixed interest securities.



Shareholders' Funds

On the achieved profits basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 31 December 2004 were GBP8.6 billion, up GBP1.6 billion from 31 December 2003.

Modified statutory basis (MSB) shareholders' funds, which are not affected by fluctuations in the value of investments in the Group's with-profits funds were GBP4.3 billion, an increase of GBP1.1 billion from 31 December 2003.



Internal rate of return (IRR) of insurance operations



United Kingdom and Europe

Prudential allocates shareholder capital to support new business growth across a wide range of products in the UK. The weighted average post-tax Internal Rate of Return (IRR) on the capital allocated to new business growth in the UK in 2004 was 12 per cent. This reflected an IRR of 20 per cent for annuity products, 7 per cent for unit-linked bonds, 3 per cent for corporate pensions and 1 per cent for protection products.

By the financial year ending 2007, Prudential is targeting an IRR of 14 per cent on the capital required to support new business sold in that year in the UK, including individual product targets of 20 per cent for annuity products, 8 per cent for unit-linked bonds, 15 per cent for corporate pensions and 15 per cent for protection products.



United States

For JNL, the average IRR on new business was 13 per cent which we believe to be above the returns being earned currently in the US life insurance industry.


Asia

In Asia we have target IRRs on new business at a country level of 10 per cent over the country risk discount rate. Risk discount rates vary from 5 per cent to 19 per cent depending upon the maturity of the market. These target rates of return are average rates and the marginal return on capital on a particular product could be above or below the target.

We have, however, achieved or exceeded the target in each of Asia's markets in 2004 except for Thailand and Japan. In Japan the returns on capital are below our target, a result of restructuring and withdrawing from some business lines in 2003. The restructured business needs to build scale to achieve its target. In Thailand the returns on capital are below our target as this operation is relatively small. In aggregate, IRR on new business exceeded 20 per cent on average risk discount rates for 2004 of 9.6 per cent.



Cash Flow

The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group's resources than the FRS 1 statement required by UK GAAP.



                                                                                                    2004            2003
                                                                                                    GBPm              GBPm
                                                                                                    ----            ----

Cash remitted by business units
UK life fund transfer *                                                                              208             286
UK - other dividends (including special dividend)                                                    100             120
JNL                                                                                                   62              48
Asia                                                                                                  67              48
M&G                                                                                                   84              84
                                                                                                    ----            ----
Total cash remitted to group                                                                         521             586
Net interest paid                                                                                  (144)           (127)
Dividends paid                                                                                     (323)           (447)
Scrip dividends and share options                                                                    119              30
                                                                                                    ----            ----
Cash remittances after interest and dividends                                                        173              42
Tax received                                                                                          34              77
Corporate activities                                                                                (31)              58
                                                                                                    ----            ----
Cash flow before investment in businesses                                                            176             177
Capital invested in business units:
UK and Europe                                                                                      (189)            (23)
JNL                                                                                                    0               0
Asia                                                                                               (158)           (145)
Other                                                                                                  0             (5)
                                                                                                    ----            ----
(Decrease) / increase in cash before rights issue proceeds                                         (171)               4
Rights issues proceeds                                                                             1,021               0
                                                                                                    ----            ----
Increase in cash                                                                                     850               4
                                                                                                    ----            ----
* - in respect of prior year bonus declarations



The Group received GBP521 million in cash remittances from business units in 2004 (2003: GBP586 million) comprising the shareholders' statutory life fund transfer of GBP208 million relating to earlier bonus declarations, together with dividends and interest from subsidiaries of GBP313 million. The shareholder transfer in 2005 representing 2004's profits from the PAC with-profits fund, is expected to be approximately GBP198 million.

Prudential UK Insurance Operations paid a GBP100 million special dividend from the PAC shareholders' funds in respect of profits arising from earlier business disposals. A similar amount will also be distributed from PAC shareholders' funds in 2005. The level of scrip dividend take-up in 2004 (for both the 2003 final and 2004 interim dividend) was greater than the corresponding take-up in 2003, in part due to the change in basis of the election offered to shareholders. After dividends and interest paid, there was a net inflow of GBP173 million (2003: GBP42 million).

During 2004,  the Group invested  GBP31 million in corporate  activities  (2003:
GBP58 million receipt, arising from disposal proceeds and exceptional tax receipts).

The Group  invested  GBP347  million  during 2004 in its  business  units (2003:
GBP173 million). Investment in the UK Insurance Operations amounted to GBP189 million. This amount is expected to increase to around GBP250 million in 2005. Investment in Asia in 2004 of GBP158 million is expected to remain broadly the same in 2005. In 2006, based on current plans and expectations, Prudential expects Asia to be a net capital provider to the Group.

Together with the proceeds from the rights issue of GBP1,021 million, there was a total increase in cash of GBP850 million (2003: GBP4 million).



Shareholders' Borrowings and Financial Flexibility

As a result of the holding company's net funds inflow of GBP850 million and exchange conversion gains of GBP49 million, net core borrowings at 31 December 2004 were GBP1,236 million, compared with GBP2,135 million at 31 December 2003.

After adjusting for holding company cash and short-term investments of GBP1,561 million, core structural borrowings of shareholder-financed operations at the end of 2004 totalled GBP2,797 million, compared with GBP2,567 million at the end of 2003. This increase reflected the issue of US$250 million (GBP137 million at transaction rate) Perpetual Subordinated Capital Securities and additional short-term borrowings of GBP150 million, partially offset by exchange conversion gains of GBP57 million. Core long-term loans at the end of 2004 included GBP1,762 million at fixed rates of interest with maturity dates ranging from 2005 to perpetuity. GBP898 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in Jackson National Life (JNL).

Prudential has in place an unlimited global commercial paper programme. At 31 December 2004 commercial paper of GBP517 million, US$761 million and EUR445 million had been issued under this programme. Prudential also has in place a GBP5,000 million medium-term note (MTN) programme. At 31 December 2004 subordinated debt outstandings under this programme were GBP435 million and EUR520 million, and senior debt outstandings were US$18 million. In addition the holding company has access to GBP1,400 million committed revolving credit facilities, provided by 14 major international banks and a GBP500 million committed securities lending liquidity facility. These facilities have not been drawn on during the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group is funded centrally, except for Egg, which is responsible for its own financing. The Group's core debt is managed to be within a target level consistent with its current debt ratings. At 31 December 2004, the gearing ratio, on an achieved profit basis including hybrid debt (net of cash and short-term investments) was 13 per cent compared with 23 per cent at 31 December 2003.

Prudential plc enjoys strong debt ratings from both Standard & Poor's and Moody's. Prudential long-term senior debt is rated AA- (negative outlook) and A2 (stable outlook) from Standard & Poor's and Moody's respectively, while short-term ratings are A1+ and P-1.

Based on the achieved profits basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 8.3 times in 2004 compared with 6.6 times in 2003 (or 7.0 times based on restated achieved profit in 2003).



Fund for Future Appropriations

During 2004, the fund for future appropriations, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on a statutory basis, grew to GBP16.7 billion from GBP12.7 billion in 2003. This reflects an increase in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders. The change in 2004 predominantly reflects the positive investment return earned by the PAC with-profits fund as a result of investment gains in the UK equity market.



Developments in Regulatory Solvency Requirements

The Financial Groups Directive ("FGD"), which affects groups with significant cross-sector activities in insurance and banking/investment services, came into force for Prudential from 1 January 2005. Prior to this, since 1 January 2001 Prudential was required to meet the solvency requirements of the Insurance Groups Directive ("IGD"), as implemented by the Financial Services Authority ("FSA"). The FSA has implemented the FGD by applying the sectoral rules of the largest sector, hence a group such as Prudential is classified as an insurance-led conglomerate and is required to focus on the capital adequacy requirements of the IGD, the Fourth Life Directive and the Insurance Company Accounts Directive.

The FGD requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries, from which group borrowings are deducted, other than those subordinated debt issues which qualify as capital. The test is passed when this aggregate number is positive. A negative result at any point in time is a notifiable breach of UK regulatory requirements. Additionally, the FSA has indicated that it will require public disclosure of the FGD solvency position from 31 December 2005, for which the detailed rules on disclosure have yet to be published. In practice, whether Prudential is classified as a financial conglomerate or insurance group, there is very little difference in application of the rules. This is because the FSA has decided to make the test mandatory from 31 December 2006 to all insurance groups, and requires public disclosure of the group solvency position from 31 December 2005.

Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential are complex. In particular, for many of our Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation. Our current estimate of our FGD position is that at the end of the year we have a surplus of at least GBP800 million.

The European Union is continuing to develop a new prudential framework for insurance companies, "the Solvency II project". The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Like Basel 2, the new approach is expected to be based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk and enhanced disclosure requirements. In particular, companies will be encouraged to improve their risk management processes, including making use of internal economic capital models to enable a better understanding of the business. The emphasis on transparency and comparability would help ensure a level playing field.

Solvency II is being lead by the European Commission's (EC) Internal Market Director-General. The EC have directed the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) to provide input on many technical aspects of the framework. To this end, the EC and CEIOPS have jointly issued Calls for Advice in order to incorporate broader feedback from industry.

The expected outcome of the CEIOPS working groups is a draft directive for the Commission. Final agreement on the terms of the new Directive is not expected before 2007 followed by implementation in 2009.



Financial Strength of Insurance Operations

United Kingdom

A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis with 2003, the free asset (or previous regulatory Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 14.8 per cent at the end of 2004, compared with 10.5 per cent at 31 December 2003.


The valuation has been prepared, in our opinion, on a conservative basis in accordance with the current FSA valuation rules, and without the use of implicit items. No allowance has been taken for the present value of future profits and the PAC long-term fund has not entered into any financial reinsurance contracts. Certain reinsurance treaties with a value of approximately GBP49 million, which were transferred from Scottish Amicable Life when that Company's business transferred into the PAC long-term fund at the end of 2002, were converted into a contingent loan during 2004.


The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of more than GBP6.5 billion compared with approximately GBP6 billion at the end of 2003. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets are valued at around GBP5 billion before a deduction for the risk capital margin.


The PAC long-term fund is rated AA+ by Standard & Poor's and Aa1 by Moody's.

The table below shows the change in the investment mix of Prudential's main with-profits fund:







                                         1999             2003            2004
                                            %                %               %

UK equities                               58%              33%             33%
International equities                    14%              15%             15%
Bonds                                     13%              31%             29%
Property                                  11%              17%             18%
Cash and other asset classes               4%               4%              5%
Total                                    100%             100%            100%


For the UK main with-profits fund 86 per cent of fixed income securities are investment grade with 23 per cent rated AA or above. For Prudential Annuities Limited 98 per cent of the fixed income securities are investment grade with 46 per cent rated AA or above. For Prudential Retirement Income Limited 98 per cent of total assets are investment grade with 57 per cent rated AA or above.

With-profits contracts are long-term contracts with relatively low guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and property. However, over the period from 1999 to mid-2001 the fund reduced its exposure to equities. There was also a re-weighting within equities out of the UK and into overseas equities. This change in asset mix reflected Prudential's view that equity valuations were high and that other assets, particularly corporate bonds, were relatively attractive. The change within equities improved the fund's diversification and reduced expected fund volatility. The change in asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change.


The investment return on the Prudential main with-profits fund was 13.4 per cent in the year to 31 December 2004 compared with the rise in the FTSE All Share (Total Return) Index of 12.8 per cent over the same period. Over the last ten years the with-profits fund has consistently generated positive fund returns with 3, 5 and 10 year compound returns of 6.7 per cent per annum, 3.8 per cent per annum and 10.3 per cent per annum respectively. These returns demonstrate the benefits of the fund's strategic asset allocation and long-term outperformance. During 2004 there was no change to the strategic asset allocation of the fund. There has been no significant reduction in the level of the fund's equity holdings during the year or subsequently.



United States

The capital adequacy position of Jackson National Life remains strong, with a strong risk-based capital ratio of 4.3 times the NAIC Company Action Level Risk Based Capital. JNL's financial strength is rated AA by Standard & Poor's (negative outlook) and A1 by Moody's.

JNL's invested asset mix on a US regulatory basis (including Jackson National Life of New York but excluding policy loans and reverse repo leverage) is as follows:


                                           2002           2003           2004
                                              %              %              %

Bonds:
Investment Grade Public                      60             58             60
Investment Grade Private                     20             19             19
Non Investment Grade Public                   4              5              4
Non Investment Grade Private                  3              2              2
Commercial Mortgages                          8             10             11
Private equities and real estate              3              4              3
Equities, cash and other assets               2              2              1
Total                                      100%           100%           100%



Asia

Prudential Corporation Asia maintains solvency margins in each of its operations so that these are at or above the local regulatory requirements. Across the region less than 20 per cent of non-linked funds are invested in equities.

In the life operations with larger in-force books, both Singapore and Malaysia have discrete life funds, good investment returns and in 2004 saw their free asset ratios increase. The Hong Kong life operation is a branch of UK's Prudential Assurance Company Limited and its solvency is covered by that operation. Taiwan has Risk Based Capital regulatory solvency margins and Prudential ensures sufficient capital is retained in the business to cover these requirements.


Inherited Estate

The long-term fund contains the amount that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the With-Profits Sub-Fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required for smoothing or to meet guarantees. The balance of the assets of the With-Profits Sub-Fund is called the 'inherited estate' and represents the major part of the working capital of Prudential's long-term fund which enables the Company to support with-profits business by:

- providing the benefits associated with smoothing and guarantees;

- providing investment flexibility for the fund's assets;

- meeting the regulatory capital requirements, which demonstrate solvency;

- absorbing the costs of significant events, or fundamental changes in its long-term business without affecting bonus and investment policies.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority (FSA) the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

The costs associated with the mis-selling review of Prudential's with-profits personal pensions have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by personal pension mis-selling.

In 1998, Prudential stated that deducting personal pensions mis-selling costs from the inherited estate of the With-Profits Sub-Fund would not impact the Company's bonus or investment policy. The Company gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, to ensure that policyholders were not disadvantaged.

The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing. This review was completed on 30 June 2002 and consequently the assurance has not applied to new business issued since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The assurance will continue to apply to any policy in force as at 31 December 2003, both for premiums paid before 1 January 2004 and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department for Work and Pensions rebates).

The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.



Defined Benefit Pension Schemes

The Group operates three defined benefit schemes in the UK, of which the principal scheme is the Prudential Staff Pension Scheme (PSPS). The level of surplus or deficit of assets over liabilities for defined benefit schemes is currently measured in three ways, namely the actuarial valuation, SSAP 24, and FRS 17 bases.

Defined benefit schemes are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2002 and this valuation demonstrated the Scheme to be 110 per cent funded, with an excess of actuarially determined assets over liabilities of 10 per cent, representing a fund surplus of GBP376 million. As a result, no change in employers' contributions from the current 12.5 per cent of salaries was required.

The employers' contribution is required to be paid as a minimum in future years, irrespective of assets in the Scheme and, under the current Scheme rules, access to the surplus through refunds from the Scheme is not available. Accordingly, the surplus is not recognised as an asset in the Group's financial statements that would normally, subject to amortisation, be appropriate under the requirements of SSAP 24 which the Group continues to adopt rather than FRS 17. The continued use of SSAP 24 is permitted under the provisions of FRS 17 until 2005, at which point the requirements of International Accounting Standards, in particular IAS 19, will apply.

In the meantime, companies are required to publish details of pension scheme surpluses and deficits on the FRS 17 basis by way of disclosure.

Under FRS 17 the basis of valuation differs markedly from the full triennial valuation and SSAP 24 bases. In particular, it would require assets of the Scheme to be valued at their market value at the year-end, while pension liabilities would be required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. As a result, the difference between FRS 17 basis assets and liabilities can be volatile for value movements in assets and a basis of setting inflation assumptions that is referenced to market expectations implied within index-linked bonds. For those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the volatility can be particularly significant.

If FRS 17 had been fully implemented for 2004, a GBP10 million shareholder charge (after tax) in the profit and loss account, and a shareholder charge of GBP6 million (after tax) in the statement of total recognised gains and losses would have been reported.

Surpluses and deficits on the Group's defined benefit schemes are apportioned to the Prudential Assurance Company (PAC) life fund and shareholders' funds depending on an estimation of the activity of the personnel involved. Such apportionment is necessary to properly reflect the economic interests in and exposures to the schemes' financial position. The aforementioned volatility can be illustrated by considering the movements in the surplus and deficit over the last three years. For the PAC life fund the estimated interest, net of tax, in the pension schemes' FRS 17 basis financial position has changed from a surplus at 31 December 2001 of GBP392 million to a deficit at 31 December 2002 of GBP380 million, a deficit at 31 December 2003 of GBP411 million and a deficit at 31
December 2004 of GBP444 million. For the shareholders' fund the estimated interest, net of tax in the pension schemes' FRS 17 basis financial position has changed from a surplus at 31 December 2001 of GBP101 million to a deficit at 31 December 2002 of GBP85 million, a deficit at 31 December 2003 of GBP101 million, and a deficit at 31 December 2004 of GBP109 million. The modest changes in 2003 and 2004 reflect the negative impact of increased inflation assumptions, that are implicit within the yields on index-linked gilts, being offset by the positive value movements in scheme assets arising from the strong recovery in equity markets. The large reduction in 2002 reflects the steep fall in equity markets in that year.






ACHIEVED PROFITS BASIS RESULTS
Summarised Consolidated Profit and Loss Account                                                     2004 GBPm     2003 GBPm
                                                                                                       ----        ----

Operating profit before amortisation of goodwill
UK and Europe Insurance Operations                                                                      450         359
M&G                                                                                                     136          83
Egg                      - continuing operations                                                         43          55
                         - discontinued operations                                                     (37)        (89)
                                                                                                       ----        ----
UK and Europe Operations                                                                                592         408
US Operations            - continuing operations                                                        303         194
                         - discontinued operations                                                       17          22
Prudential Asia                                                                                         400         378
Other Income and Expenditure (including Asia development expenses)                                    (208)       (208)
                                                                                                       ----        ----
Operating profit before amortisation of goodwill                                                      1,104         794
                                                                                                       ----        ----
Analysed as:
                         Operating profit from continuing operations                                  1,124         861
                         Operating loss from discontinued operations                                   (20)        (67)
                                                                                                       ----        ----
Amortisation of goodwill                                                                               (97)        (98)
Short-term fluctuations in investment returns                                                           679         682
Effect of changes in economic assumptions                                                             (100)       (540)
Profit or loss on the sale or termination of discontinued operations:
                         Profit on business disposals                                                    48           -
                         Egg France closure cost                                                      (113)           -
                                                                                                       ----        ----
Profit on ordinary activities before tax (including actual investment returns)                        1,521         838
Tax                                                                                                   (485)       (355)
                                                                                                       ----        ----
Profit for the year before minority interests                                                         1,036         483
Minority interests                                                                                       10           2
                                                                                                       ----        ----
Profit for the year after minority interests                                                          1,046         485
Dividends                                                                                             (362)       (320)
                                                                                                       ----        ----
Retained profit for the year                                                                            684         165
                                                                                                       ----        ----
Earnings Per Share*
Based on operating profit after tax and related minority interests before amortisation
                         of goodwill of GBP791m (GBP527m)                                             37.2p       25.4p
Adjustment for amortisation of goodwill                                                              (4.6)p      (4.7)p
Adjustment from post-tax long-term investment returns to post-tax actual investment
                         returns (after related minority interests)                                   21.5p       22.4p
Adjustment for post-tax effect of changes in economic assumptions                                    (3.4)p     (19.7)p
Adjustment for post-tax profit on business disposals                                                   1.4p           -
Adjustment for post-tax Egg France closure cost                                                      (3.0)p           -
                                                                                                       ----        ----
Based on profit for the year after minority interests of GBP1,046m (GBP485m)                          49.1p       23.4p
                                                                                                       ----        ----
Average number of shares                                                                             2,129m      2,076m
                                                                                                       ----        ----
Dividend Per Share*                                                                                  15.84p      15.38p
                                                                                                       ----        ----
* Earnings per share and dividend per share figures for 2003 have been restated to take account of the Rights Issue in
2004.





TOTAL INSURANCE AND INVESTMENT NEW
BUSINESS
Insurance Products and Investment        Insurance Products           Investment Products
Products                                   Gross Premiums                Gross Inflows                  Total
                                             2004 GBPm      2003 GBPm        2004 GBPm   2003 GBPm   2004 GBPm      2003 GBPm
                                                ----         ----           ----         ----        ----           ----


UK and Europe Operations                       6,538        4,128          5,845        3,797      12,383          7,925
US Operations                                  4,420        4,066            418          159       4,838          4,225
Prudential Asia                                1,172          989         18,845       18,157      20,017         19,146
                                                ----         ----           ----         ----        ----           ----
Group Total                                   12,130        9,183         25,108       22,113      37,238         31,296
                                                ----         ----           ----         ----        ----           ----
Insurance Products - New Business              Single                       Regular           Annual Premium Equivalents
Premiums                                     2004 GBPm      2003 GBPm        2004 GBPm      2003 GBPm     2004 GBPm        2003 GBPm
                                                ----         ----           ----         ----        ----           ----
UK and Europe Insurance Operations
Direct to customer
Individual annuities                             630          657              -            -          63             66
Individual pensions and life                      19           22             10           12          12             14
Department of Work and Pensions                  265          280              -            -          27             28
rebate business
                                                ----         ----           ----         ----        ----           ----
Total                                            914          959             10           12         102            108
                                                ----         ----           ----         ----        ----           ----
Business to Business
Corporate pensions                               153          168            137          127         152            144
Individual annuities                             229          223              -            -          23             22
Bulk annuities                                   474          287              -            -          47             29
                                                ----         ----           ----         ----        ----           ----
Total                                            856          678            137          127         222            195
                                                ----         ----           ----         ----        ----           ----
Intermediated distribution
Life                                           1,001          818              5           22         105            104
Individual annuities                           1,180          828              -            -         118             83
Individual and corporate pensions                189          120             25           29          44             41
Department of Work and Pensions                   89          103              -            -           9             10
rebate business
                                                ----         ----           ----         ----        ----           ----
Total                                          2,459        1,869             30           51         276            238
                                                ----         ----           ----         ----        ----           ----
Partnerships
Life                                             790          293              2            -          81             29
Individual and bulk annuities                  1,249           52              -            -         125              5
                                                ----         ----           ----         ----        ----           ----
Total                                          2,039          345              2            -         206             34
                                                ----         ----           ----         ----        ----           ----
Europe                                            89           87              2            -          11              9
                                                ----         ----           ----         ----        ----           ----
Total UK and Europe Insurance                  6,357        3,938            181          190         817            584
Operations
                                                ----         ----           ----         ----        ----           ----
US Operations
Fixed annuities                                1,130        1,375              -            -         113            138
Equity linked indexed annuities                  429          255              -            -          43             25
Variable annuities                             1,981        1,937              -            -         198            194
Life                                              16            -             12           13          14             13
Guaranteed Investment Contracts                  180          183              -            -          18             18
GIC - Medium Term Notes                          672          303              -            -          67             30
                                                ----         ----           ----         ----        ----           ----
Total                                          4,408        4,053             12           13         453            418
                                                ----         ----           ----         ----        ----           ----
Prudential Asia
China                                              9            7             16           11          17             12
Hong Kong                                        255          189             78           83         103            102
India (Group's 26% interest)                       5            4             33           16          33             16
Indonesia                                         38           27             28           31          32             34
Japan                                             17            9              7           35           9             36
Korea                                             36           19             60           30          64             32
Malaysia                                           7           11             61           59          62             60
Singapore                                        199          181             47           57          67             75
Taiwan                                            88           28            143          132         151            135
Other                                              8            7             37           53          38             53
                                                ----         ----           ----         ----        ----           ----
Total                                            662          482            510          507         576            555
                                                ----         ----           ----         ----        ----           ----
Group Total                                   11,427        8,473            703          710       1,846          1,557
                                                ----         ----           ----         ----        ----           ----


Annual Premium Equivalents are calculated as the aggregate of regular new business premiums and one tenth of the single new business premiums.

Investment Products - Funds Under Management
(FUM)

                                                     FUM           Gross       Redemptions      Market and        FUM
                                                                                                    other
                                                1 Jan 2004        Inflows                        Movements   31 Dec 2004
                                                      ----           ----             ----           ----           ----
                                                      GBPm           GBPm             GBPm           GBPm           GBPm

UK and Europe Operations                            24,192          5,845          (3,841)          2,509         28,705
US Operations                                          148            418             (31)             15            550
Prudential Asia                                      6,596         18,845         (17,647)             38          7,832
                                                      ----           ----             ----           ----           ----
Group Total                                         30,936         25,108         (21,519)          2,562         37,087
                                                      ----           ----             ----           ----           ----




ACHIEVED PROFITS BASIS RESULTS
Operating Profit before Amortisation of Goodwill

                                                                                                                Restated
Results Analysis by Business Area                                                               2004 GBPm        2003 GBPm
                                                                                                   ----             ----

UK and Europe Operations
Insurance Operations:
              New business                                                                          220              166
              Business in force                                                                     230              193
                                                                                                   ----             ----
Long-term business                                                                                  450              359
M&G                                                                                                 136               83
Egg*                                                                                                 43               55
                                                                                                   ----             ----
Total*                                                                                              629              497
                                                                                                   ----             ----
US Operations
New business                                                                                        156              148
Business in force*                                                                                  161               49
                                                                                                   ----             ----
Long-term business*                                                                                 317              197
Broker dealer and fund management                                                                  (14)              (3)
                                                                                                   ----             ----
Total*                                                                                              303              194
                                                                                                   ----             ----
Prudential Asia
New business                                                                                        312              291
Business in force                                                                                    69               74
                                                                                                   ----             ----
Long-term business                                                                                  381              365
Fund management                                                                                      19               13
Development expenses                                                                               (15)             (27)
                                                                                                   ----             ----
Total                                                                                               385              351
                                                                                                   ----             ----
Other Income and Expenditure
Investment return and other income                                                                   44               29
Interest payable on core structural borrowings                                                    (154)            (143)
Corporate expenditure:
              Group Head Office                                                                    (54)             (43)
              Asia Regional Head Office                                                            (29)             (24)
                                                                                                   ----             ----
Total                                                                                             (193)            (181)
                                                                                                   ----             ----
Operating profit from continuing operations before amortisation of goodwill                       1,124              861
                                                                                                   ----             ----
Analysed as profits (losses) from:
              New business                                                                          688              605
              Business in force                                                                     460              316
                                                                                                   ----             ----
Long-term business                                                                                1,148              921
Asia development expenses                                                                          (15)             (27)
Other operating results                                                                             (9)             (33)
                                                                                                   ----             ----
Total                                                                                             1,124              861
                                                                                                   ----             ----

* The results for Egg and US Operations exclude the results of discontinued operations as set out below:

Egg France                                                                                         (37)             (89)
Jackson Federal Bank                                                                                 17               22
                                                                                                   ----             ----
Operating loss from discontinued operations before amortisation of goodwill                        (20)             (67)
                                                                                                   ----             ----

ACHIEVED PROFITS BASIS RESULTS
                                                                                                                Restated
Summarised Consolidated Balance Sheet                                                              2004 GBPm     2003 GBPm
                                                                                                      ----          ----
Total assets less liabilities, excluding insurance funds                                           149,050       136,346
Less insurance funds:
              Technical provisions (net of reinsurers' share)                                      128,083       120,449
              Fund for future appropriations                                                        16,686        12,657
              Less shareholders' accrued interest in the long-term business                        (4,315)       (3,765)
                                                                                                      ----          ----
                                                                                                   140,454       129,341
                                                                                                      ----          ----
Total net assets                                                                                     8,596         7,005
                                                                                                      ----          ----
Share capital                                                                                          119           100
Share premium                                                                                        1,558           553
Statutory basis retained profit                                                                      2,604         2,587
Additional achieved profits basis retained profit                                                    4,315         3,765
                                                                                                      ----          ----
Shareholders' capital and reserves                                                                   8,596         7,005
                                                                                                      ----          ----
                                                                                                                Restated
Movement in Shareholders' Capital and Reserves                                                     2004 GBPm     2003 GBPm
                                                                                                      ----          ----
Profit for the year after minority interests                                                         1,046           485
Exchange movements, net of related tax of GBP12m (GBP18m)                                             (229)         (348)
Proceeds from Rights Issue, net of expenses                                                          1,021             -
Other new share capital subscribed                                                                     119            30
Dividends                                                                                            (362)         (320)
Consideration paid for own shares                                                                      (4)           (3)
Movement in cost of own shares                                                                           -             1
                                                                                                      ----          ----
Net increase (decrease) in shareholders' capital and reserves                                        1,591         (155)
Shareholders' capital and reserves at beginning of year:
              As originally reported                                                                 7,043         7,196
              Prior year adjustment on implementation of UITF 38                                      (38)          (36)
                                                                                                      ----          ----
As restated                                                                                          7,005         7,160
                                                                                                      ----          ----
Shareholders' capital and reserves at end of year                                                    8,596         7,005
Comprising
                                                                                                      ----          ----
UK and Europe Operations:
              Long-term business                                                                     4,051         3,424
              M&G                                                                                      312           336
              Egg                                                                                      269           348
                                                                                                      ----          ----
                                                                                                     4,632         4,108
US Operations                                                                                        2,596         2,490
Prudential Asia                                                                                      1,738         1,419
Other operations (including central goodwill and borrowings)                                         (370)       (1,012)
                                                                                                      ----          ----
                                                                                                     8,596         7,005
                                                                                                      ----          ----




ACHIEVED PROFITS BASIS RESULTS
Basis of Preparation of Results

The achieved profits basis results have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 "Supplementary Reporting for long-term insurance business (the achieved profits method)".

Under this guidance, the basis for setting long-term expected rates of return on investments and risk discount rates are, for countries with developed long-term fixed income securities markets, set by reference to period end rates of return on fixed income securities. This "active" basis of assumption setting has been applied in preparing the results of the Group's UK, Europe and US operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan and Korea and US dollar denominated business written in Hong Kong.

For countries where long-term fixed income securities markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of long-term economic conditions. Except for the countries listed above, this basis is appropriate to the Group's Asian operations.

The key economic assumptions are set out below:


                                                                                                    2004            2003
UK and Europe Insurance Operations
Pre-tax expected long-term nominal rate of investment return:

          UK equities                                                                               7.1%            7.3%
          Overseas equities                                                                 6.8% to 7.8%    6.6% to 7.9%
          Property                                                                                  6.3%            6.6%
          Gilts                                                                                     4.6%            4.8%
          Corporate bonds                                                                           5.5%            5.8%
          PAC with-profits fund assets
          (applying the rates listed above to the investments held by the fund)                     6.5%            6.8%
          Expected long-term rate of inflation                                                      2.9%            3.1%
Post-tax expected long-term nominal rate of return:
          Pension business (where no tax applies)                                                   6.5%            6.8%
          Life business                                                                             5.7%            5.9%
Risk margin included within the risk discount rate                                                  2.6%            2.6%
Risk discount rate                                                                                  7.2%            7.4%

US Operations (Jackson National Life)
Expected long-term spread between earned rate and rate credited to policyholders                   1.75%           1.75%
US 10 year treasury bond rate at end of year                                                        4.3%            4.3%
Risk margin included within the risk discount rate                                                  3.1%            3.1%
Risk discount rate                                                                                  7.4%            7.4%

Prudential Asia
Weighted pre-tax expected long-term nominal rate of investment return*                              6.6%            7.4%
Weighted expected long-term rate of inflation                                                       3.0%            3.4%
Weighted risk discount rate                                                                         9.6%           10.4%


The Prudential Asia weighted economic assumptions have been determined by weighting each country's assumptions by reference to the Achieved Profits basis operating results for new business written in the relevant year.

* Consistent with prior periods, for the Taiwan operation, the projections include an assumption of phased progression from current rates to the long-term expected rates over a remaining period of 8 years. This takes into account the effect on bond values of rising interest rates.

ACHIEVED PROFITS BASIS RESULTS
Notes on the Achieved Profits Basis Results

(1) The results for 2004 and 2003 have been derived from the achieved profits basis supplements to the Company's statutory accounts for those years. The supplements included unqualified audit reports from the auditors.

(2) Under the achieved profits basis, the operating profit from new business represents the profitability of new long-term insurance business written in the year, and the operating profit from business in force represents the profitability of business in force at the start of the year. These results are combined with the statutory basis results of the Group's other operations including banking and fund management business. The effects of short-term fluctuations in in investment returns and the impact of changes in economic assumptions on shareholders' funds at the start of the reporting period are excluded from operating profit but included in total profit. In the directors' opinion, the achieved profits basis results provide a more realistic reflection of the performance of the Group's long-term business than results under the statutory basis.

(3) The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with- profits fund over the lifetime of the business in force.




STATUTORY BASIS RESULTS
Summarised Consolidated Profit and Loss Account                                                    2004 GBPm       2003 GBPm
                                                                                                      ----          ----

Long-term business gross premiums written (note 3)                                                  16,355        13,781
                                                                                                      ----          ----
Profit on ordinary activities before tax                                                               650           350
Tax (note 4)                                                                                         (232)         (144)
                                                                                                      ----          ----
Profit for the year before minority interests                                                          418           206
Minority interests                                                                                      10             2
                                                                                                      ----          ----
Profit for the year after minority interests                                                           428           208
Dividends (note 5)                                                                                   (362)         (320)
                                                                                                      ----          ----
Retained profit (loss) for the year                                                                     66         (112)
                                                                                                      ----          ----
Reconciliation of operating profit to profit on ordinary activities
Operating profit (loss) before amortisation of goodwill:
             Continuing operations                                                                     603           424
             Discontinued operations (note 6)                                                         (20)          (67)
                                                                                                      ----          ----
                                                                                                       583           357
Amortisation of goodwill                                                                              (97)          (98)
                                                                                                      ----          ----
Operating profit based on long-term investment returns                                                 486           259
Short-term fluctuations in investment returns                                                          229            91
Profit or loss on the sale or termination of discontinued operations:
             Profit on business disposals (note 6)                                                      48             -
             Egg France closure cost (note 6)                                                        (113)             -
                                                                                                      ----          ----
Profit on ordinary activities before tax                                                               650           350
                                                                                                      ----          ----
Earnings Per Share*
Based on operating profit after tax and related minority interests before amortisation
             of goodwill of GBP408m (GBP257m)                                                        19.2p         12.4p
Adjustment for amortisation of goodwill                                                             (4.6)p        (4.7)p
Adjustment from post-tax long-term investment returns to post-tax actual investment
             returns (after related minority interests)                                               7.1p          2.3p
Adjustment for post-tax profit on business disposals                                                  1.4p             -
Adjustment for post-tax Egg France closure cost                                                     (3.0)p             -
                                                                                                      ----          ----
Based on profit for the year after minority interests of GBP428m (GBP208m)                           20.1p         10.0p
                                                                                                      ----          ----
Average number of shares                                                                            2,129m        2,076m
                                                                                                      ----          ----
Dividend Per Share*                                                                                 15.84p        15.38p
                                                                                                      ----          ----

* Earnings per share and dividend per share figures for 2003 have been restated to take account of the Rights Issue in 2004.


STATUTORY BASIS RESULTS
Operating Profit before Amortisation of Goodwill
                                                                                                                Restated
Results Analysis by Business Area                                                               2004 GBPm        2003 GBPm
                                                                                                   ----             ----
UK and Europe Operations
UK and Europe Insurance Operations                                                                  305              256
M&G                                                                                                 136               83
Egg*                                                                                                 43               55
                                                                                                   ----             ----
Total*                                                                                              484              394
                                                                                                   ----             ----
US Operations
Jackson National Life*                                                                              196              143
Broker dealer and fund management                                                                  (14)              (3)
                                                                                                   ----             ----
Total*                                                                                              182              140
                                                                                                   ----             ----
Prudential Asia
Long-term business                                                                                  126               85
Fund management                                                                                      19               13
Development expenses                                                                               (15)             (27)
                                                                                                   ----             ----
Total                                                                                               130               71
                                                                                                   ----             ----
Other Income and Expenditure
Investment return and other income                                                                   44               29
Interest payable on core structural borrowings                                                    (154)            (143)
Corporate expenditure:
            Group Head Office                                                                      (54)             (43)
            Asia Regional Head Office                                                              (29)             (24)
                                                                                                   ----             ----
Total                                                                                             (193)            (181)
                                                                                                   ----             ----
Operating profit from continuing operations before amortisation of goodwill                         603              424
                                                                                                   ----             ----

* The results for Egg and Jackson National Life exclude the results of discontinued operations as set out below:

Egg France                                                                                         (37)             (89)
Jackson Federal bank                                                                                 17              22
                                                                                                   ----             ----
Operating profit from discontinued operations before amortisation of goodwill                      (20)             (67)
                                                                                                   ----             ----


STATUTORY BASIS RESULTS
Consolidated Statement of Total Recognised Gains and Losses                                       2004 GBPm        2003 GBPm
                                                                                                     ----           ----
Profit for the year after minority interests                                                          428            208
Exchange movements, net of related tax of GBP12m (GBP18m)                                            (161)          (253)
                                                                                                     ----           ----
Total recognised gains (losses) relating to the financial period                                      267           (45)
                                                                                                     ----           ----
                                                                                                                Restated
                                                                                                                (note 2)
Movement in Shareholders' Capital and Reserves                                                    2004 GBPm      2003 GBPm
                                                                                                     ----           ----
Total recognised gains (losses) relating to the financial period                                      267           (45)
Proceeds from Rights Issue, net of expenses                                                         1,021              -
Other new share capital subscribed                                                                    119             30
Dividends                                                                                           (362)          (320)
Consideration paid for own shares                                                                     (4)            (3)
Movement in cost of own shares                                                                          -              1
                                                                                                     ----           ----
Net increase (decrease) in shareholders' capital and reserves                                       1,041          (337)
                                                                                                     ----           ----
Shareholders' capital and reserves at beginning of year:
As previously reported                                                                              3,278          3,613
Prior year adjustment on implementation of UITF 38                                                   (38)           (36)
                                                                                                     ----           ----
As restated                                                                                         3,240          3,577
                                                                                                     ----           ----
Shareholders' capital and reserves at end of year                                                   4,281          3,240
                                                                                                     ----           ----




STATUTORY BASIS RESULTS                                                                                   Restated

Summarised Consolidated Balance Sheet                                                             2004 GBPm     2003 GBPm
                                                                                                       ----           ----
Assets  Goodwill                                                                                      1,367           1,504
Investments  in  respect of
non-linked  business:
Land and Buildings                                                                                   12,367          10,965
Equities                                                                                             38,426          34,877
Fixed income  securities                                                                             66,750          64,591
Deposits with credit  institutions                                                                    6,125           4,088
Other  investments                                                                                    5,987           5,719
                                                                                                       ----            ----
                                                                                                    129,655         120,240
Assets held to
cover linked liabilities                                                                             23,830          19,921
Reinsurers' share of technical provisions                                                             1,018             924
Banking  business  assets                                                                            11,995          12,629
Cash at bank and in hand                                                                              1,415           1,221
Deferred acquisition costs                                                                            2,908           2,952
Other assets*                                                                                         2,352           2,318
                                                                                                       ----            ----
Total assets                                                                                        174,540         161,709
                                                                                                       ----            ----
Liabilities
Share capital                                                                                           119             100
Share premium                                                                                         1,558             553
Statutory  basis  retained  profit                                                                    2,646           2,625
Cost of shares held in trusts for employee  incentive plans*                                           (42)            (38)
                                                                                                       ----            ----
Shareholders'capital  and  reserves*                                                                  4,281           3,240
Minority  interests                                                                                      71             107
Subordinated liabilities (note 7)                                                                     1,429           1,336
Fund for future  appropriations*                                                                     16,686          12,657
Technical provisions in respect of non-linked business                                              104,964         101,178
Technical provisions  for  linked  liabilities                                                       24,137          20,195
Deferred  tax                                                                                         1,522           1,154
Debenture  loans  (note 7)                                                                            1,761           1,781
Other  borrowings  (note 7)                                                                           1,483          1,328
Banking business  liabilities                                                                        11,217         11,681
Obligations of Jackson National Life
under  funding  and  stocklending  arrangements                                                       3,308          3,762
Tax                                                                                                   1,017            851
Final dividend                                                                                          253            214
Other  liabilities*                                                                                   2,411          2,225
                                                                                                       ----           ----
Total  liabilities*                                                                                 174,540        161,709
                                                                                                        ----          ----

* The 2003 figures for these lines have been restated as a result of the implementation of UITF 38.

STATUTORY BASIS RESULTS
FRS1 Consolidated Cash Flow Statement                                                             2004 GBPm        2003 GBPm
                                                                                                     ----           ----
Operations
Net cash inflow from operating activities                                                              93             88
                                                                                                     ----           ----
Servicing of finance
Interest paid                                                                                       (207)          (172)
                                                                                                     ----           ----
Tax
Tax received                                                                                           72            128
                                                                                                     ----           ----
Acquisitions and disposals
Net cash inflow from disposal of European business                                                      -             27
                                                                                                     ----           ----
Equity dividends
Equity dividends paid                                                                               (323)          (447)
                                                                                                     ----           ----
Net cash outflow before financing                                                                   (365)          (376)
                                                                                                     ----           ----
Financing
Issue of borrowings                                                                                   111            829
Reduction in credit facility utilised by investment subsidiaries managed by PPM America              (31)          (151)
Issues of ordinary share capital, net of expenses of GBP23m (GBPnil)                                1,140             30
                                                                                                     ----           ----
Net cash inflow from financing                                                                      1,220            708
                                                                                                     ----           ----
Net cash inflow for the year                                                                          855            332
                                                                                                     ----           ----
The net cash inflow was invested as follows:
Net purchases (sales) of portfolio investments                                                        843          (149)
Increase in cash and short-term deposits, net of overdrafts                                            12            481
                                                                                                     ----           ----
                                                                                                      855            332
                                                                                                     ----           ----
In accordance with FRS 1, this statement excludes the cash flows of long-term business funds.

The reconciliation from operating profit to net cash inflow from operating activities is summarised below:

                                                                                                  2004 GBPm        2003 GBPm
                                                                                                     ----           ----
Operating profit before amortisation of goodwill                                                      583            357
Add back interest charged to operating profit*                                                        213            189
Adjustments for non-cash items:
           Tax on long-term business profits                                                        (195)          (150)
           Amounts retained in long-term business operations and Egg, timing differences and
           other items                                                                              (508)          (308)
                                                                                                     ----           ----
Net cash inflow from operating activities (as shown above)                                             93             88
                                                                                                     ----           ----

*This adjustment comprises interest payable on core structural borrowings, commercial paper and other borrowings, non-recourse borrowings of investment subsidiaries managed by PPM America and structural borrowings of Egg. Interest payable on long-term business with-profits fund borrowings and other trading activities has been excluded from this adjustment.



STATUTORY BASIS RESULTS
Notes on the Statutory Basis Results

(1) The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2004 and 2003 but is, with the exception for 2003 of the change in accounting policy explained in Note 2 below, derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the Company's Annual General Meeting. The auditors have reported on both those accounts; their reports were unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

(2) The Company has implemented UITF Abstract 38 - "Accounting for ESOP Trusts" in preparing its 2004 results which requires the Company to present the cost of acquiring shares held in trusts for employee incentive plans as a deduction in determining shareholders' funds. The effect of the change in policy is to reduce shareholders' funds at 1 January 2004 from the previously published 31 December 2003 level by GBP38m. Comparative balance sheet amounts have been restated accordingly. The impact on the profit and loss account is immaterial.

(3) An analysis of long-term business gross premiums written is set out below:



                                                                                                   2004 GBPm      2003 GBPm
                                                                                                      ----         ----

    UK and Europe Insurance Operations                                                               9,186        7,264
    US Operations                                                                                    4,717        4,369
    Prudential Asia                                                                                  2,452        2,148
                                                                                                      ----         ----
                                                                                                    16,355       13,781
                                                                                                      ----         ----


(4) The tax charge of GBP232m (GBP144m) comprises GBP26m (GBP22m) UK tax and GBP206m (GBP122m) overseas tax.

(5) The directors recommend that the shareholders declare a final dividend for 2004 of 10.65p per share payable on 25 May 2005 to shareholders on the register at the close of business on 18 March 2005. A scrip dividend alternative will be offered to shareholders. After adjusting for the bonus element of the Rights Issue in 2004, the interim dividend for 2004 was 5.19p per share (actual amount paid was 5.4p per share). The total dividend for the year, including the recommended final dividend and the adjusted interim dividend, amounts to 15.84p per share and the total cost of the dividend declared in respect of 2004 is GBP362m.

(6) In July 2004, Egg announced that it intended to take the necessary steps to withdraw from the French market at an expected cost of GBP113m. This business, which has been treated as discontinued operations, incurred losses up to the date of announcement of GBP37m (GBP89m).

In October 2004, Jackson National Life sold Jackson Federal Bank and realised a profit on sale of GBP41m before tax. This business, which has also been treated as discontinued operations, made an operating profit up to the date of disposal of GBP17m (GBP22m).

In August 2004, the Company sold its 15% interest in Life Assurance Holding Corporation Limited and realised a profit on sale of GBP7m before tax.

(7) An analysis of borrowings is set out below:



                                                                                                   2004 GBPm      2003 GBPm
                                                                                                      ----         ----

    Net core structural borrowings of shareholder financed operations                                1,236        2,135
    Add back holding company cash and short-term investments                                         1,561          432
                                                                                                      ----         ----
    Core structural borrowings of shareholder financed operations                                    2,797        2,567
    Commercial paper and other borrowings that support a short-term fixed
          income securities reinvestment programme                                                   1,079        1,074
    Non-recourse borrowings of investment subsidiaries managed by PPM America
                                                                                                       183          214
    Egg debenture loans                                                                                451          451
    UK and Europe Operations long-term business with-profits fund borrowings
                                                                                                       144          120
    Other borrowings of shareholder financed operations                                                 19           19
                                                                                                      ----         ----
                                                                                                     4,673        4,445
                                                                                                      ----         ----
    This total is recorded in the statutory basis summarised consolidated balance sheet as:
    Subordinated liabilities                                                                         1,429        1,336
    Debenture loans                                                                                  1,761        1,781
    Other borrowings                                                                                 1,483        1,328
                                                                                                      ----         ----
                                                                                                     4,673        4,445
                                                                                                      ----         ----
(8) The Preliminary Announcement was approved by the Board of Directors on 1 March 2005.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 March, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations,